Exhibit 99.2

Kinross Gold Corporation

Notice of 2013 annual meeting of shareholders
and
Management information circular

March 26, 2013

Kinross Gold Corporation

Notice of 2013 annual meeting of shareholders

Notice is hereby given that the 2013 annual meeting of shareholders of Kinross Gold Corporation (Kinross) will be held at Design Exchange, 234 Bay Street, Toronto, Ontario on Wednesday, May 8, 2013 at 10:00 a.m. (Toronto time) for the following purposes:

●  to receive the audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2012 and the report of the auditors thereon;

●  to elect directors of Kinross for the ensuing year;

●  to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of Kinross for the ensuing year and to authorize the directors to fix their  remuneration;

●  to consider and, if deemed appropriate, to pass, an advisory resolution on Kinross’ approach to executive compensation; and

●  to transact such other business as may properly come before the meeting or any adjournment thereof.

This notice is accompanied by a management information circular (circular) which provides additional information relating to the matters to be dealt with at the meeting and forms part of this notice of meeting.

Shareholders who are unable to attend the meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

The board of directors of Kinross has passed a resolution fixing the close of business on March 14, 2013 as the record date for the determination of the registered holders of common shares that will be entitled to notice of, and to vote at, the meeting and any adjournment of the meeting. Proxies to be used or acted upon at the meeting must be deposited with the Kinross’ transfer agent by 10:00 a.m. (Toronto time) on May 6, 2013, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.Kinross reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject any particular late proxy.

If you have any questions relating to the meeting, please contact Kingsdale Shareholder Services Inc. by telephone at 1 (866) 851-3217 toll free in North America or (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

The contents of this circular and the sending thereof to the shareholders of the company have been approved by the board.

DATED at Toronto, Ontario this 26th day of March, 2013.
By order of the board of directors

“Shelley M. Riley”
Shelley M. Riley
Corporate Secretary

2013 Management information circular    1

Kinross Gold Corporation

Management information circular

Contents

Voting
Who can vote	3
How to vote	3
Changing your vote	5
Questions	6

Business of the meeting
Items of business	7
About the nominated directors	10

Compensation
Letter to shareholders	18
Compensation governance	22

Directors
● Compensation discussion and analysis	26
● 2012 fees earned	28

Executives
● Compensation discussion and analysis	29
● 2012 results	46

Governance	70
Role of the board	72
The board committees	77

Other information	81

Appendices
Charter of the board of directors	82
Schedule A to the Charter of the board of directors	85

2	Kinross Gold Corporation

Voting

This document is a management information circular (or circular) sent to shareholders in advance of the annual meeting of the shareholders as set out in the Notice of the 2013 annual meeting of shareholders (2013 meeting).

The circular provides additional information respecting the business of the meeting, Kinross Gold Corporation (Kinross or the company) and its directors and senior executive officers. This management information circular (or circular) is dated March 26, 2013 and, unless otherwise stated, the information in this circular is as of March 25, 2013.

Unless indicated otherwise, all dollar amounts referenced in this circular are expressed in Canadian dollars. Where necessary, U.S. dollars are referenced as US$.

All references to financial results are based on the Kinross’ financial statements, prepared in accordance with International Financial Reporting Standards (IFRS). References in this circular to the meeting include any adjournment or adjournments that may occur.

A form of proxy or voting instruction form accompanies this circular.

Who can vote
Holders of common shares of Kinross (common shares or shares) at the close of business on March 14, 2013  (the record date) and their duly appointed representatives.

Shares outstanding
As of March 25, 2013, there were 1,141,426,467 common shares outstanding, each carrying the right to one vote per common share.

To the knowledge of the directors and executive officers of the company, as of the date of this circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities of Kinross carrying 10% or more of the voting rights attached to any class of voting securities of Kinross, with the exception of BlackRock, Inc. which has filed a Schedule 13G on EDGAR showing its beneficial ownership of 167,473,865 Kinross shares at 14.69% of the outstanding shares as of December 31, 2012.

How to vote
The voting process is different depending on whether you are a registered or non-registered (beneficial) shareholder.

●
You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Kinross’ transfer agent in your name and not an intermediary such as a bank, trust company, securities broker, trustee or other nominee (an intermediary).

●
You are a non-registered (beneficial) shareholder if your shares are held on your behalf by an intermediary. This means the shares are registered with Kinross’ transfer agent in your intermediary’s name, and you are the beneficial owner. Most shareholders are non-registered shareholders.

Non-registered (beneficial) shareholders

If you are a non-registered shareholder, your intermediary will send you a voting instruction form or proxy form with this circular. This form will instruct the intermediary how to vote your common shares at the meeting on your behalf.

You must follow the instructions from your intermediary in order to vote.

2013 Management information circular    3

If you do not intend to attend the meeting and vote in person, mark your voting instructions on the voting instruction form or proxy form, sign it, and return it as instructed by your intermediary. Your intermediary may have also provided you with the option of voting by telephone or fax or through the internet.

If you wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment in the voting instruction form or proxy form, and return it as instructed by your intermediary. Do not complete the voting section of the proxy form or voting information form, since you will vote in person at the meeting.

Your intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the meeting through the internet. When you arrive at the meeting, please register with our transfer agent, Computershare.

Your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. The transfer agent must receive proxy vote instructions from your intermediary by no later than 10:00 a.m.  (Toronto time) on Monday, May 6, 2013, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

Registered shareholders

If you are a registered shareholder, a form of proxy is enclosed with this circular to enable you to appoint a proxyholder to vote on your behalf at the meeting.

If you do not intend to attend the meeting and vote in person, you can
● provide your voting instructions by completing and returning the enclosed form of proxy, or
● provide your instructions by telephone or the internet in accordance with the instructions appearing on the enclosed form of proxy, or
● choose another person (called a proxyholder) to attend the meeting and vote your shares for you.

In each case, you will need to complete the enclosed form of proxy and return it to the transfer agent.

Telephone or online
If you wish to vote in person at the meeting, you may still provide voting instructions using the enclosed form of proxy, or by telephone or internet. When you arrive at the meeting, please register with our transfer agent.

If you vote in person at the meeting, any proxy you have previously given will be revoked.

To be valid, the form of proxy must be filled out, correctly signed (exactly as your name appears on the proxy form) and returned to the transfer agent in the enclosed envelope by 10:00 a.m. (Toronto time) on Monday, May 6, 2013, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment of the meeting. Your proxyholder may then vote on your behalf at the meeting. Kinross reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject any particular late proxy.

About proxy solicitation

Proxies are being solicited in connection with this circular by the management of the company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Kinross to whom no additional compensation will be paid.

In addition, Kinross has retained the services of Kingsdale Shareholder Services Inc. to provide the following services in connection with the meeting:
●   review and analyze of the circular,
●   recommend corporate governance best practices where applicable,

4	Kinross Gold Corporation

●	liaise with proxy advisory firms,
●	develop and implement shareholder proxies, and
●	solicit proxies including contacting shareholders by telephone.

The cost of these services is approximately $66,000 and reimbursement of disbursements. Costs associated with the solicitation will be borne by the company.

Appointing a proxyholder
Your proxyholder is the person that you appoint to cast your votes and act on your behalf at the meeting including any continuation of the meeting that may occur in the event that the meeting is adjourned.

Signing and returning the enclosed proxy form authorizes John E. Oliver or Shelley M. Riley (the named proxyholders) to vote your shares at the meeting in accordance with your instructions.

A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may either:
●	insert the person’s name in the blank space provided in the form of proxy, or
●	complete another proper form of proxy.

How your shares will be voted

If you appoint the named proxyholders as your proxyholders, the common shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for.

In the absence of instructions from you, such common shares will be voted:
●	for the election as directors of Kinross of the proposed nominees set forth in this circular
●	for the appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration
●	for the advisory resolution on the company’s approach to executive compensation.

The accompanying form of proxy gives discretionary authority to the persons named in it as proxies to vote as they see fit with respect to any amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the Meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.

Required quorum for the meeting

A quorum for the meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding common shares having voting rights at the meeting.

No business shall be transacted at the meeting unless the requisite quorum is present at the commencement of the meeting. If a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.

Changing your vote

Non-registered shareholders
You can revoke your prior voting instructions by providing new instructions on a voting instruction form or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your intermediary in sufficient time for your intermediary to act on them before 10:00 a.m. (Toronto time) on May 6, 2013, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

2013 Management information circular     5

Otherwise, contact your intermediary if you want to revoke your proxy or change your voting instructions, or if you change your mind and want to vote in person.

Registered shareholders
You may revoke any prior proxy by providing a new proxy with a later date, provided that your new proxy is received by the transfer agent before 10:00 a.m. (Toronto time) on May 6, 2013, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

You may also revoke any prior proxy without providing new voting instructions by delivering written notice clearly indicating you wish to revoke your proxy to the registered office of Kinross (25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Fax (416) 363-6622, Attention: Corporate Secretary) or at the offices of the transfer agent, Computershare Investor Services Inc. (100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1) at any time up to 10:00 a.m. (Toronto time) on the last business day before the meeting or any adjournment of the meeting.

A proxy may also be revoked on the day of the meeting or any adjournment of the meeting by a registered shareholder by delivering written notice to the chair of the meeting.

In addition, the proxy may be revoked prior to its use by any other method permitted by applicable law. The written notice of revocation may be executed by the registered shareholder or by an attorney who has the shareholder’s written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

If you are an individual and register with the transfer agent at the meeting and vote in person at the meeting, any proxy you have previously given will be revoked.

Questions
If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc.

North America (toll-free phone): 1-866-851-3217
outside North America: (416) 867-2272
fax: (416) 867-2271
toll-free fax (North America): 1 (866) 545-5580
mail: The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2
e-mail: contactus@kingsdaleshareholder.com

6     Kinross Gold Corporation

Business of the meeting

Items of business
As set out in the notice of meeting, at the meeting, shareholders of Kinross will be asked to consider and, as required, vote on the following four matters:

1 — Financial statements

The audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2012 and the report of the auditors on the financial statements will be received.

2 — Election of directors

The board is currently comprised of nine directors and it is proposed to appoint three individuals as directors effective as of April 3, 2013. At the meeting, the shareholders will be asked to elect twelve directors in accordance with Kinross’ majority voting policy outlined below. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the election of the nominees whose names are set forth starting on page 10, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors.

Management of Kinross does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the meeting, the named proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Majority voting policy

In 2008, the board adopted a majority voting policy for the election of directors at the meeting. This policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will tender his or her resignation for consideration by the human resource and compensation committee. The human resource and compensation committee will review the matter and make a recommendation to the board whether to accept the director’s resignation. The director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the human resource and compensation committee or the board regarding the resignation.

Other details respecting the nominees for election as directors are set out under “About the nominated directors” starting on page 10.

3 — Appointment of auditors

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution approving the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross, to hold office until the close of the next annual meeting of the company. It is also proposed that the remuneration to be paid to the auditors of Kinross be fixed by the board.

2013 Management information circular      7

For the fiscal years ended December 31, 2012 and December 31, 2011, KPMG LLP and its affiliates were paid the following fees by Kinross:

Auditor’s Fees	2012 ($)(1)	% of Total Fees(2)	2011 ($)(1)	% of Total Fees(2)
Audit Fees:
Kinross – general	3,164,000	89	2,869,000	71
Kinross – securities matters	40,000	1	390,000	10
Total Audit Fees	3,204,000	90	3,259,000	81
Audit – related Fees:
Translation services	135,000	4	160,000	4
Due Diligence	–		–	–
Other	–		3,000	0
Total Audit – Related Fees	135,000	4	163,000	4
Tax Fees:
Compliance	–		–	–
Planning and advice	181,000	5	242,000	6
Total Tax Fees	181,000	5	242,000	6
All Other Fees:	27,000	1	367,000	9

Total Fees	3,547,000	100	4,031,000	100

1.	These amounts are rounded to the nearest $1,000.
2.	All percentages are rounded to the nearest whole percent.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross at a remuneration to be fixed by the board, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.

4 — Advisory vote on approach to executive compensation

Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross’ pay-for-performance philosophy and focus executive interests on developing and implementing strategies that create and deliver value for shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of shareholders. Detailed disclosure of our executive compensation program is provided in the “Compensation discussion and analysis” starting on page 29.

In 2011, the board adopted a policy to hold a non-binding advisory vote on the approach to executive compensation as disclosed in the management information circular at each annual meeting. This shareholder vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2013 annual meeting of shareholders of the company.”

Approval of this resolution will require that it be passed by a majority of the votes cast by shareholders thereon in person and by proxy. Because your vote is advisory, it will not be binding upon the board. However, the human resource and compensation committee will take into account the results of the vote when considering future executive compensation arrangements.

The named proxyholders (if named as proxy) intend to vote the common shares represented by such proxy for approval of the advisory resolution on Kinross’ approach to executive compensation, unless the shareholder has directed in the proxy that such common shares be voted against it.

8     Kinross Gold Corporation

The board of directors of the company recommends that the shareholders of the company vote for the advisory resolution on the approach to executive compensation disclosed in this management information circular.

Other business

Management does not intend to introduce any other business at the meeting and is not aware of any amendments to the matters to be considered at the meeting. If other business or amendments to the matters to be considered at the meeting are properly brought before the meeting, proxies appointing the named proxyholders as proxyholders will be voted in accordance with their best judgement.

2014 shareholder proposals

The Ontario Business Corporations Act permits certain eligible shareholders to submit shareholder proposals to the company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the company must receive shareholder proposals for the annual meeting of shareholders in 2014 is March 7, 2014.

2013 Management information circular     9

About the nominated directors

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors. Shareholders can vote for or withhold from voting on the election of each director on an individual basis. Unless authority is withheld, the named proxyholders, if named as proxy, intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. Unless stated otherwise, the information set out below is current as of December 31, 2012.

During 2012, the corporate governance and nominating committee and the board completed a detailed review of the composition of the board following the retirement of George F. Michals. Various considerations were taken into account during the review process, including the expertise of the board in key areas, succession planning, board diversity, and board continuity. The review process will culminate in the appointment of three individuals as directors effective as of April 3, 2013, and they will be nominated for election as directors for the first time at the meeting.

Continuing Directors

The following nominees were elected as directors at Kinross’ 2012 annual meeting of shareholders and are being proposed for re-election at the meeting.

John A. Brough (66) | Independent

Mr. Brough retired as President of both Torwest Inc. and Wittington Properties Limited, real estate companies on December 31, 2007, a position he had held since 1998. From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Accountant. Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and the Institute of Chartered Accountants of Ontario and Canada.

Toronto, Ontario	2012 board and committee membership					Attendance
Canada	Board of directors						18 of 18 (100%)
	Audit and risk						6 of 6 (100%)
Director since	Human resource and compensation						8 of 8 (100%)
January 19, 1994

Expertise/experience	Public board memberships				Board committee memberships
● Financial	Silver Wheaton Corp.				Audit (Chair), Governance and nominating
● Audit/Accounting
● Executive management	First National Financial Corp				Lead Director, Audit (Chair)
● Governance	Canadian Real Estate Investment Trust (CREIT)				Audit (Chair), Investment

Securities held
	Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs ($)	Meets share ownership guidelines(1)
	2012	nil	15,152	34,256	49,408	477,281	Yes – 114%
	2011	nil	15,152	18,199	33,351	387,872
	Change	nil	nil	16,057	16,057	89,409

10 Kinross Gold Corporation

John K. Carrington (69) | Independent

Mr. Carrington was the Vice-Chairman and a director of Barrick from 1999 through 2004. Prior to that, Mr. Carrington was the Chief Operating Officer of Barrick from 1996 until February 2004. He has also occupied the functions of President and Executive Vice President, Operations of Barrick in 1997 and 1995 respectively. Prior to Barrick, Mr. Carrington occupied officerships in other mining companies, including Noranda Minerals Inc., Brunswick Mining & Smelting Inc. and Minnova Inc. Mr. Carrington holds a Bachelor of Applied Science (Mining Engineering) and a Masters of Engineering (Mining). He is a member of the Association of Professional Engineers of Ontario.

	2012 board and committee membership					Attendance
Thornhill, Ontario	Board of directors						17 of 18 (94%)
Canada	Corporate governance and nominating						5 of 5 (100%)
	Corporate responsibility						4 of 4 (100%)
Director since
October 26, 2005	Public board and committee memberships: none

Securities held
Deferred
				Share	Total	Total at-risk value	Meets share
		Common	Common	Units	common	of common	ownership
Expertise/experience		share	shares	(“DSUs”)	shares and	shares and DSUs	guidelines(1)
● Mining/Operational	Year	warrants (#)	(#)	(#)	DSUs (#)	($)
● Executive management	2012	nil	4,200	57,037	61,237	591,549	Yes – 141%
● International	2011	nil	4,200	30,890	35,090	408,097
● Corporate responsibility	Change	nil	nil	26,147	26,147	183,452

John M. H. Huxley (67) | Independent

Mr. Huxley was most recently a Principal of Algonquin Management Inc., and the manager of the Algonquin Power Income Fund, since 1997 until his retirement in 2006. Prior to that, he was the President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States. He holds a Bachelor of Laws degree from Osgoode Hall Law School. He is also a member of the Institute of Corporate Directors.

	2012 board and committee membership					Attendance
	Board of directors						18 of 18 (100%)
	Audit and risk						6 of 6 (100%)
Toronto, Ontario	Human resource and compensation						8 of 8 (100%)
Canada	Corporate governance and nominating						5 of 5 (100%)
Director since
May 31, 1993	Public board memberships				Board committee memberships
	Elgin Mining Inc.				Compensation (Chair)

Securities held
Deferred
				Share	Total	Total at-risk value
		Common	Common	Units	common	of common	Meets share
Expertise/experience		share	shares	(“DSUs”)	shares and	shares and DSUs	ownership
● Executive management	Year	warrants (#)	(#)	(#)	DSUs (#)	($)	guidelines(1)
● Legal	2012	nil	41,337	61,560	102,897	993,985	Yes – 237%
● Corporate responsibility	2011	nil	41,337	46,124	87,461	1,017,171
● Government relations	Change	nil	nil	15,436	15,436	(23,186)

2013 Management information circular     11

Kenneth C. Irving (52) | Independent

Mr. Irving was, until July 2010, the CEO of Irving Oil Limited, having led the company's operations and business development initiatives for over 10 years beginning in the late 1990s. From April 1983 he held various front-line and management positions within Irving Oil. He received his Bachelor of Arts (Economics and Social Science) from Bishop’s University.

	2012 board and committee membership						Attendance
	Board of directors						16 of 18 (89%	)
	Corporate governance and nominating						5 of 5 (100%	)
	Corporate responsibility						4 of 4 (100%	)

Public board and committee memberships: none

Toronto, Ontario	Securities held
Canada				Deferred
Share
Director since		Common	Common	Units	Total common	Total at-risk value	Meets share
August 3, 2011		share	shares	(“DSUs”)	shares and	of common shares	ownership
	Year	warrants (#)	(#)	(#)	DSUs (#)	and DSUs ($)	guidelines(1)
Expertise/experience	2012	nil	nil	16,754	16,754	161,844	N/A(3)
● Government	2011	nil	nil	3,865	3,865	44,950
relations	Change	nil	nil	12,889	12,889	116,894
● Operational
● Communication
● Executive
management

John A. Keyes (69) | Independent

Mr. Keyes held the position of President and Chief Operating Officer of Battle Mountain Gold Company from 1999 until his retirement in 2001. Prior to that, he served as the Senior Vice President - Operations for Battle Mountain Gold Company with responsibilities for operations in United States, Canada, Bolivia, Chile and Australia. Mr. Keyes received his Bachelor of Science Mine Engineering degree from Michigan Technological University and completed an executive Masters of Business Administration program at the University of Toronto. Mr. Keyes has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management. He is also a member of the Institute of Corporate Directors.

	2012 board and committee membership						Attendance
The Woodlands, Texas	Board of directors						18 of 18 (100%	)
U.S.A.	Corporate responsibility						4 of 4 (100%	)
	Corporate governance and nominating						5 of 5 (100%	)
Director since
March 3, 2003	Public board and committee memberships: none

Securities held
Expertise/experience				Deferred
● Mining/operational				Share
● Executive		Common	Common	Units	Total common	Total at-risk value	Meets share
management		share	shares	(“DSUs”)	shares and	of common shares	ownership
● International	Year	warrants (#)	(#)	(#)	DSUs (#)	and DSUs ($)	guidelines(1)
● Corporate	2012	nil	15,000	43,482	58,482	564,936	Yes – 135%
responsibility	2011	nil	10,000	36,089	46,089	536,015
	Change	nil	5,000	7,393	12,393	28,921

12     Kinross Gold Corporation

Catherine McLeod-Seltzer (52) | Independent

Ms. McLeod-Seltzer is the non-executive/independent Chairman and a director of Pacific Rim Mining Corp. She has been an officer and director of Pacific Rim Mining Corp. since 1997. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor’s degree in Business Administration from Trinity Western University.

	2012 board and committee membership						Attendance
	Board of directors						18 of 18 (100%	)
Vancouver, B.C.	Corporate responsibility						4 of 4 (100%	)
Canada	Human resource and compensation						8 of 8 (100%	)

Director since	Public board memberships				Board committee memberships
October 26, 2005	Bear Creek Mining Corporation
	Major Drilling Group International Inc.				Compensation and Safety
Pacific Rim Mining Corp.
Expertise/experience	Troon Ventures				Compensation
● Mining/operational
● Executive	Securities held
management				Deferred
● International				Share
● Governance		Common	Common	Units	Total common	Total at-risk value	Meets share
		share	shares	(“DSUs”)	shares and	of common shares	ownership
	Year	warrants (#)(4)	(#)	(#)	DSUs (#)	and DSUs ($)	guidelines(1)
	2012	nil	12,296	40,334	52,630	508,406	Yes – 121%
	2011	20,000	12,296	27,073	39,369	457,861
	Change	(20,000)	nil	13,261	13,261	50,545

John E. Oliver (63) | Independent

Mr. Oliver retired after 41 years of working in retail corporate and investment banking at the Bank of Nova Scotia. He was Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia leading specialists groups in oil and gas, technology, real estate, diversified industries and leisure and gaming. Mr. Oliver is Chair of the Canadian Museum of Immigration, a Federal Crown Corporation and Vice Chair, Autism Nova Scotia. He was appointed the Independent Chairman of the company in August 2002.

	2012 board and committee membership						Attendance
	Board of directors						18 of 18 (100%	)
	Human resource and compensation						8 of 8 (100%	)
Halifax, Nova Scotia
Canada	Public board and committee memberships: none

Director since	Securities held
March 7, 1995				Deferred
Share
		Common	Common	Units	Total common	Total at-risk value	Meets share
Expertise/experience		share	shares	(“DSUs”)	shares and	of common shares	ownership
● Human resources	Year	warrants (#)	(#)	(#)	DSUs (#)	and DSUs ($)	guidelines(1)
● International	2012	nil	7,360	114,916	122,276	1,181,186	Yes – 281%
● Communications	2011	nil	7,360	74,777	82,137	955,253
● Executive	Change	nil	nil	40,139	40,139	225,933
management

2013 Management information circular     13

Toronto, Ontario Canada Director since January 5, 2005 Expertise/experience ● Investment banking ● Legal ● Financial ● Governance	Terence C. W. Reid (71) | Independent

Mr. Reid retired as Vice-Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations. He subsequently acted as a consultant in the electricity industry and helped develop an internet start-up business. Between 2001 and 2003 he was president of Laketon Investment Management, a Canadian investment asset manager. Mr. Reid has served on a number of investment industry committees and was the Chairman of the Montreal Stock Exchange. Mr. Reid holds a Diploma in Law from the University of Witwatersrand, Johannesburg and a Masters in Business Administration from the University of Toronto. Mr. Reid is a graduate of the Director Education Program of the Institute of Corporate Directors.

	2012 board and committee membership					Attendance
	Board of directors						18 of 18 (100%)
	Audit and risk						6 of 6 (100%)
	Corporate responsibility						4 of 4 (100%)

	Public board memberships				Board committee memberships
	Pizza Pizza Royalty Income Fund				Audit

	Securities held
		Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs ($)	Meets share ownership guidelines(1)

	Year

	2012	nil	5,000	82,110	87,110	841,483	Yes – 200%
	2011	nil	5,000	55,041	60,041	698,277
	Change	nil	nil	27,069	27,069	143,206

Toronto, Ontario Canada Director since August 1, 2012 Expertise/experience ● Investment banking ● Managing, leading growth ● Communications, Investor relations ● Mining industry	J. Paul Rollinson (51) | Chief Executive Officer

Paul Rollinson was appointed to the Kinross Board and as Chief Executive Officer on August 1, 2012.  He was appointed Executive Vice-President, Corporate Development in September 2009 after having joined Kinross as Executive Vice-President, New Investments, in September 2008.

Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1988 to June 2001 he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours BSc in Geology from Laurentian University and an M. Eng. in Mining from McGill University.

	2012 board and committee membership					Attendance
	Board of directors						4 of 4 (100%)

	Public board memberships(2)				Board committee memberships
	none				none

	Securities held
	Year	Common share warrants (#)	Common shares (#)	Restricted Share Units RSUs (#)	Total common shares and RSUs (#)	Total at-risk value of common shares and RSUs ($)	Meets share ownership guidelines(1)

	2012	nil	89,043	355,073	444,116	4,290,161	Yes – 136%
	2011	nil	61,674	129,307	190,981	2,221,109
	Change	nil	27,369	225,766	253,135	2,069,052

	Options held
	Date	Expiry date	Exercise	Options granted	Total	At-risk value of options
	granted		price ($)	and vested (#)	unexercised (#)	unexercised ($)
	30/09/08	30/09/13	17.60	120,000	80,000	–
	23/02/09	23/02/14	23.74	27,906	27,906	–
	22/02/10	22/02/15	19.23	64,372	96,558	–
	22/02/11	22/02/18	16.25	50,989	152,966	–
	21/02/12	21/02/19	10.87	nil	196,769	–
	17/09/12	17/09/19	9.98	nil	146,384	–
	Total			263,267	700,583	–

14     Kinross Gold Corporation

1.
The board has established a policy requiring each independent director to hold a minimum value of common shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, as follows:

• 2 times by December 31, 2010
• 3 times by/after December 31, 2013
See “Share ownership” for independent directors on page 27. For Mr. Rollinson, see “Executive share ownership” on page 32.
2.	Mr. Rollinson is not a member of any board committee as, due to being Chief Executive Officer, he is not an independent director.
3.	Mr. Irving was appointed to the Board on August 3, 2011 and has until August 2, 2016 to meet his shareholding requirement.
4.	For Ms. McLeod-Seltzer, Common share warrants have not been included in the computation of total at-risk value of common shares and DSUs.

New Nominees for Director

The following nominees will be appointed to the board effective as of April 3, 2013, and for the first time are being proposed for election by shareholders at the meeting. Each of the following nominees has until April 2, 2018, to meet the shareholding requirement for directors.

Miramar Beach, Florida U.S.A New Director nominee Expertise/experience ● Executive management ● Mining/operational ● International ● Managing/leading growth	John A. Macken (61) | Independent

Mr. Macken is currently Chairman and Independent Director of Western Lithium USA Corporation, having served on the board since 2008 and as Chairman since June 2012. He retired as President of Ivanhoe Mines Ltd. in April 2012, a position he held since January 2004. He was the company’s Chief Executive Officer from May 2006 to October 2010, and was a member of the Executive Committee since March 2005. Prior to joining Ivanhoe, Mr. Macken spent 19 years with Freeport-McMoRan Copper and Gold Inc. From 1996 to 2000, he held the position of Senior Vice-President Strategic Planning and Development, and from 1995 to 1998 he headed the phased expansion of the Grasberg mining complex in Indonesia. He was Chairman of SouthGobi Resources Ltd. from June 2007 to October 2009, and remained a director until April 2012.

Mr. Macken holds Bachelor of Arts and Bachelor of Engineering degrees from Trinity College Dublin, Ireland. He sits on the Development Board of the School of Engineering at Trinity College Dublin.

	2012 board and committee membership					Attendance
	N/A					N/A

	Public board memberships				Board committee memberships
	Western Lithium USA Corporation				Nomination and Compensation committees

Securities held
		Common	Common		Total common	Total at-risk value	Meets share
		share warrants	shares	DSUs	shares and	of common shares	ownership
	Year	(#)	(#)	(#)	DSUs (#)	and DSUs ($)	guidelines
	2012	N/A	nil	N/A	nil	nil	N/A

Calgary, Alberta Canada New Director nominee Expertise/experience ● Executive management ● Financial ● Communications, investor relations ● Mergers and acquisitions	Una M. Power (47) | Independent

Ms. Power is currently CFO and SVP, Corporate Planning and Business Development, of Nexen Inc., a former publicly-traded company that is a wholly-owned subsidiary of CNOOC Limited. During her career with Nexen Inc., spanning 21 years from 1992 to present, she has held various positions in areas covering financial reporting, financial management, investor relations, business development, strategic planning and investment. From 2009 to 2011, she was SVP, Corporate Planning and Business Development; from 2002 – 2009, Treasurer; from 1998 – 2002, Controller; and, from 1997 – 1998, Manager, Investor Relations. Prior to joining Nexen Inc., Ms. Power was Senior Auditor with Deloitte & Touche from 1989 to 1992, and was staff auditor with Peat Marwick from 1987 to 1989.

Ms. Power is a Chartered Accountant and a Chartered Financial Analyst. She has completed the Advanced Management Program at the Wharton Business School, United States and INSEAD, France.

	2012 board and committee membership					Attendance
	N/A					N/A

Public board and committee memberships: none

Securities held
			Common		Total common	Total at-risk value of	Meets share
		Common share	shares	DSUs	shares and	common shares and	ownership
	Year	warrants (#)	(#)	(#)	DSUs (#)	DSUs ($)	guidelines
	2012	N/A	nil	N/A	nil	nil	N/A

2013 Management information circular     15

Toronto, Ontario Canada New Director nominee Expertise/experience ● Executive management ● Executive compensation and Human Resources ● Board advisory ● Investment banking	Ruth G. Woods (54) | Independent

Ms. Woods is currently the non-lawyer Chief Operating Officer of Osler, Hoskin & Harcourt LLP, one of Canada’s leading business law firms, a position she has held since January 2008. In 2006, she joined Hugessen Consulting Inc., an executive compensation consulting firm specializing in board advisory work, in which she was a partner until 2008. From 1984 to 2006, Ms. Woods was with Scotia Capital, where she held various positions in areas covering investment banking, human resources, compensation plan design, marketing, communications, and strategic planning. From 1997 to 2006, she was Managing Director and Head of Human Resources; from 1995 to 1997, Managing Director, Strategy and Special Projects; from 1991 to 1995, Senior Vice President and Chief Administrative Officer, Investment Banking. Prior to that, she was an investment banker.

Ms. Woods has an undergraduate degree in Mathematics from the University of Waterloo and an MBA in Finance from the Rotman School of Management, University of Toronto. She is the Chair of the Board of Royal St. George’s College and past Chair of the Board of Trustees of The Bishop Strachan School. She was a founding director of Women in Capital Markets where she is currently a member of the Advisory Committee.

	2012 board and committee membership					Attendance
	N/A					N/A

Public board and committee memberships: none

Securities held
		Common	Common		Total common	Total at-risk value	Meets share
		share warrants	shares	DSUs	shares and	of common shares	ownership
	Year	(#)	(#)	(#)	DSUs (#)	and DSUs ($)	guidelines
	2012	N/A	nil	N/A	nil	nil	N/A

The 2012 voting results for the election of directors may be found on SEDAR at www.sedar.com. For a discussion regarding directors’ compensation, please refer to page 26.

The skills and experience of the directors, in areas that are important to the company, are identified and tracked in a matrix. The skills matrix, which is updated annually, can be found under the section entitled “Governance” on page 70.

Kinross encourages continuing education for its current directors. Details regarding various continuing education events held for, or attended by, Kinross’ directors during the financial year 2012 can be found under the section entitled “Role of the board of directors” on page 72.

16     Kinross Gold Corporation

Cease trade orders, bankruptcies, penalties or sanctions

On April 14, 2005, the Ontario Securities Commission issued a definitive management cease trade order which superseded a temporary management cease trade order dated April 1, 2005 against the directors and officers of the company, at the time, in connection with Kinross’ failure to file its audited financial statements for the year ended December 31, 2004.

The missed filings resulted from questions raised by the Securities and Exchange Commission about certain accounting practices related to the accounting for goodwill. A similar order dated July 6, 2005 was issued by the Nova Scotia Securities Commission against Mr. John E. Oliver who is a resident of such province. These management cease trade orders affected all of the directors, other than Messrs. Irving and Rollinson, and were lifted on February 22, 2006 when Kinross completed the necessary filings following the SEC’s acceptance of Kinross’ accounting treatment for goodwill.

Other than as disclosed above, no director is, or within the ten years prior to the date hereof has:

a)        been a director or executive officer of any company (including the company) that, while that person was acting in that capacity,
i.        was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;
ii.       was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or
iii.      within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)        become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Committee membership and independence

The table below shows the Board Committee membership of each independent director.

Committees
	Audit	Corporate governance	Corporate	Human resource
	and risk	and nominating	responsibility	and compensation
Independent directors	committee	committee	committee	committee
John Brough	chair			✓
John Carrington		✓	✓
John Huxley	✓	chair		✓
Kenneth Irving		✓	✓
John Keyes		✓	chair
Catherine McLeod-			✓	✓
Seltzer
John Oliver				chair
Terence Reid	✓		✓

2013 Management information circular     17

Compensation

Letter to shareholders

We believe it is important for our shareholders to understand our compensation policy and structure, how it is aligned with the company’s strategic goals and shareholder value, and the drivers behind the compensation decisions made for our senior executives. We invite you to read the details of our compensation programs as described in our “Compensation discussion and analysis”.

Change in strategic direction
In 2012, the board approved the launch of a systematic, long-term strategic shift called the “Way Forward” with the objective of delivering greater value at both mines and projects. The focus in our mine planning, production, exploration and resource strategy will be on quality and not just quantity, with the goal of maximizing margins and free cash flow. We believe delivering on this strategy will improve shareholder returns in the long term.

In 2012, the senior leadership team at Kinross was reorganized to align with this new direction. We appointed a new Chief Executive Officer, Paul Rollinson, and a new Chief Financial Officer, Tony Giardini. The senior executive position for projects was eliminated and the project development, operations and exploration teams were combined, reporting to Brant Hinze, who was named President and Chief Operating Officer. At the same time, responsibility for corporate development was assigned to Geoffrey Gold, who was named Executive Vice-President, Corporate Development and Chief Legal Officer. Also, James Crossland was named Executive Vice-President, Corporate Affairs, with the addition of investor relations to his existing portfolio of external relations and corporate responsibility.

As a result of the reorganization, the senior leadership team, including the Chief Executive Officer and his direct reports, was reduced by 25%. The compensation for this group was reduced by 26% in 2012, based in part on the reorganization and in part on compensation decisions described further in our “Compensation discussion and analysis”.

Our 2013 senior leadership team
J. Paul Rollinson, Chief Executive Officer
Brant E. Hinze, President and Chief Operating Officer
Tony S. Giardini, Executive Vice-President and Chief Financial Officer

Geoffrey P. Gold, Executive Vice-President, Corporate Development and Chief Legal Officer
James Crossland, Executive Vice-President, Corporate Affairs
Lisa J. Colnett, Senior Vice-President, Human Resources and Corporate Services

The compensation of Kinross’ former President and CEO, and former Executive Vice-President and CFO is included in our “Compensation discussion and analysis”. The board consulted with independent compensation and legal advisors in reaching agreements regarding severance arrangements for these former officers that addressed the company’s legal obligations.

Compensation program changes in response to shareholder engagement
The board is committed to reviewing and enhancing the company’s compensation practices on an ongoing basis. In 2012, we invited shareholders to cast a non-binding advisory vote on Kinross’ approach to executive compensation. Subsequently, the chair of the human resource and compensation committee met with a number of major investors and with the Canadian Coalition for Good Governance. In response to shareholder concerns and in the long-term interests of our shareholders, we have made strategic changes in our business, and changes to our compensation practices.

We made the following changes to Kinross’ compensation practices in 2012:

18     Kinross Gold Corporation

●
Adopted clawback policy - The board approved a Compensation Recoupment (clawback) Policy applicable to senior leadership team members to recoup certain incentive-based compensation in the event of a financial restatement and determination by the board of misconduct. This policy has been incorporated into the contracts of the CEO and all other members of the senior leadership team. See page 66 for a detailed review of our executive employment contract terms and conditions.

●
Increased performance shares - To increase pay-for-performance alignment for awards made in 2013, Kinross increased the proportion of medium- and long-term incentives granted in the form of Restricted Performance Share Units (RPSUs) for the CEO, CFO and President and COO from 25% to 33%. In addition, we reduced the number of performance measures for these awards from four to three and increased the weighting on the “Relative total shareholder returns” performance measure from 40% to 50%. These changes were made to align with the “Way Forward” strategy and long-term shareholder returns. Annual equity incentive grants made in the future will be split evenly between RPSUs, restricted share units (RSUs) and options for all senior executives. See page 41 for details on the RPSU measures for 2013.

●
Reduced CEO’s target bonus level - The target bonus opportunity for the CEO was benchmarked to general market practice in connection with Paul Rollinson’s promotion to CEO. His target level was not changed and remains at 150% of base salary (which is a decrease from past practice, where the CEO target bonus opportunity was 200% of base salary).

●
Implemented double-trigger change of control provision - The new CEO’s contract includes a double-trigger change of control provision requiring both a change of control and termination of employment before triggering benefits, versus the modified single-trigger provision used in the past. All senior leadership team members now have a double-trigger provision.

●
Reduced comparator group size - We reduced the number of comparator companies used to benchmark executive compensation from three groups with 56 companies (gold mining; mining, energy, oil and gas; general industry) to one group of 20 companies. These companies were selected on the basis of comparable business (gold companies and other extractive industries), global operations and market capitalization similar to Kinross. When comparing Kinross to these companies, on most key metrics including market capitalization, sales revenue, income and assets, Kinross is positioned between the 40th and 55th percentiles. In reviewing executive compensation, the committee also continues to consider positioning relative to the TSX 60.

●
Adjusted target compensation - For successful performance, we will be targeting total direct executive compensation between the 50th and 75th percentiles of our comparator group instead of at the 75th percentile. See page 30 for details of the Kinross 2012 comparator group.

●
Performed pay risk assessment - During 2012, the human resource and compensation committee enhanced its annual review of Kinross’ compensation practices to confirm that there is a balanced approach to managing risk, and that appropriate governance policies and practices are in place to mitigate any potential incentive for excessive risk-taking, inappropriate decision-making or misconduct. See page 23 for details on the annual risk review of the compensation program.

Aligning executive compensation with strategic goals and shareholder value
The human resource and compensation committee is dedicated to maintaining an effective compensation program that is market competitive, aligns with business strategy and shareholders’ interests, and attracts and retains a high-performing executive team without encouraging undue risk-taking.

We achieve this principally through the following compensation and governance best practices:
●
Pay for performance – Kinross’ rigorous pay-for-performance program (a) sets short-, medium- and long-term incentive compensation measures, based on achievement of Kinross’ Strategic Plan and annual objectives, and (b) bases actual payments on individual and team contributions as determined through regular performance evaluation, and comparison of company performance relative to peers and benchmarks.

●
Annual bonuses linked to operational performance - Short-term incentives are linked to annual performance and operational performance goals, which are included in the company’s Four Point Plan. Short-term incentives are based on company and individual performance as described in the “How we pay for performance” section. The board of directors may also exercise discretion when considering compensation decisions to reduce or increase the size of any award or payout to reflect extraordinary events and prevailing circumstances and market conditions.

2013 Management information circular     19

●
Realized pay linked to total shareholder returns - The realizable value of medium- and long-term incentives granted to the named executive officers (NEOs) between 2009 and 2012 was approximately 46% lower at the end of 2012 than the grant date expected value reported in the “Summary compensation table” for this period. This decline in executive pay reflects a similar decline in total shareholder return over the same period.

●
Performance-based vesting - Only 45% of a possible 200% of the RPSUs granted in February 2010 vested in February 2013 because half of the awards were based on relative total shareholder return goals that were not met. The balance is weighted on two operational measures. Details on RPSU vesting can be found on page 42.

●
Significant portion of pay in equity awards - A significant portion of total direct compensation for 2012 is in the form of equity awards that depend on the performance of Kinross common shares - 85% for the CEO and 64% for other NEOs. Details of the medium- and long-term incentives can be found starting on page 37.

●
Share ownership guidelines - The CEO is required to acquire and hold shares or share equivalents representing a multiple of 5 times base salary, and all other NEOs must hold a multiple of 3 times base salary. All NEOs with three or more years of tenure met the required share ownership requirements, including the newly appointed CEO.

●
Anti-hedging policies - To reinforce NEO share ownership requirements, Kinross has a policy prohibiting the senior leadership team, executives, directors and employees from hedging personal holdings against a decrease in the price of our common shares.

●
Independent compensation advisor - The human resource and compensation committee engages Mercer (Canada) Ltd. as an independent advisor to review and advise the committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking.

2012 compensation decisions
In 2012, Kinross met all of its key operating and financial goals in a very challenging year for the entire mining industry. The company finished the year by exceeding its full year guidance for production and meeting its full year cost of sales guidance. For 2012, the board approved a company-wide performance rating of 100% (out of a maximum possible rating of 150%). Please see pages 47 to 49 for detailed reviews of the Kinross Four Point Plan (annual) objectives and results that form the basis for the board’s company-wide performance rating. Despite strong operating performance, total shareholder returns did not meet expectations and the company recorded a non-cash impairment charge relating to Tasiast and Chirano.

Based on his accomplishments in 2012, the committee approved an individual performance rating of 110% (out of a maximum possible rating of 150%) for determining Mr. Rollinson’s short-term incentive (STI) and total direct compensation (salary, STI and equity incentives). However, considering overall company and relative performance and other factors, the following decisions were made to reduce Mr. Rollinson’s recommended compensation:
●
Reduced total compensation target - Acknowledging shareholder disappointment with 2012 returns, and despite strong company operating performance, Mr. Rollinson recommended that his total compensation target for 2012 be less than company policy for successful performance. The committee considered Mr. Rollinson’s recommendation, as well as total direct compensation awards made to CEOs of Kinross’ comparator group and other factors and, after discussion with Mr. Rollinson, reduced his target total direct compensation for 2012. As a result Mr. Rollinson’s total direct compensation for 2012 was targeted at the 25th percentile of comparators, well below company policy, and his compensation reduced accordingly.

●
Zero cash bonus - Demonstrating his commitment to the long-term performance of Kinross and improving shareholder returns, Mr. Rollinson recommended that in lieu of a cash bonus he receive any incentive compensation in the form of equity. After considering Mr. Rollinson’s recommendation, and with a view to further aligning Mr. Rollinson’s compensation with the company’s future performance, the committee decided to recommend that he receive incentive compensation solely in the form of equity.

The committee’s recommendations regarding the target level of Mr. Rollinson’s total direct compensation and his incentive compensation for 2012 were approved by the board.

20     Kinross Gold Corporation

Performance ratings for individual NEOs are discussed on pages 53 to 56. Mr. Hinze, in consultation with the CEO, requested that the proportion of his incentive compensation payable as a cash bonus be reduced by 15% and paid in the form of an equity grant. After taking Mr. Hinze’s request, the CEO’s recommendation and other factors into account, the committee recommended and the board approved compensation for Mr. Hinze that reflected this proposal.

Directors’ compensation
The human resource and compensation committee also reviews directors’ compensation annually. No change was made to the level of directors’ compensation in 2012, however, it was agreed that effective April 1, 2012, a minimum of 50% of the board retainer would be paid in deferred share units, except in the case of those directors who are U.S. taxpayers, for whom the change could not become effective until January 1, 2013.

Conclusion
We believe the compensation structure for senior executives at Kinross is linked to our overall business strategy, aligned with company performance, and designed to build long-term shareholder value. We welcome shareholder feedback on our performance, policies and practices, including our approach to executive compensation and our 2012 compensation program.

Sincerely,

John Oliver
Chairman of the Board and Chair of the Human Resource and
Compensation Committee

2013 Management information circular     21

Compensation governance

Compensation oversight
Oversight of Kinross’ director and executive compensation programs falls under the human resource and compensation committee.

Four directors currently sit on the human resource and compensation committee. The board determined that the composition of the committee should include the chairman of the board and the chairmen of the corporate governance and nominating committee and the audit and risk committee so that the human resource and compensation committee may derive the benefit of their expertise in their respective fields.

The committee also includes directors with ongoing direct industry involvement and relevant legal background, resulting in a very well-rounded skill and knowledge base. All such directors are independent, and their average tenure on the human resource and compensation committee is more than 11 years.

All of the human resource and compensation committee members have gained experience in human resources and compensation matters by serving as senior executives of major organizations and were directly involved in the design, review and implementation of evolving changes to major compensation programs at such organizations. Two members also serve on the compensation committees of other public issuers.

All of the members of the human resource and compensation committee are financially literate.

Two human resource and compensation committee members are also members of the audit and risk committee thus helping ensure that material risks identified by the audit and risk committee are considered in determining executive compensation.

You can find more information about the background, experience and independence of each human resource and compensation committee member by reading their profiles under “About the nominated directors”, starting on page 10.

Say on pay and shareholder engagement

Kinross implemented a non-binding advisory vote in 2011 to provide shareholders with an opportunity to vote on the company’s approach to executive compensation. Following each annual general meeting, all voting results, including the results of the “say on pay” vote, are publicly filed under the company’s profile on the SEDAR website at www.sedar.com.

The “say on pay” vote is just one of the ways the company engages with its shareholders. As outlined under “About shareholder engagement” on page 81, Kinross is committed to meaningful communication with its shareholders on a number of issues, including executive compensation. Over the past year, Kinross board members and senior executives have engaged with shareholders and other stakeholders on numerous occasions about compensation and other matters. We have also made changes to our compensation practices which reflect feedback received from shareholders, among other considerations.

Managing risk

Kinross seeks to align its compensation practices with prudent risk-taking, consistent with Kinross’ strategies and risk profile.

Within the context of Kinross’ risk oversight practices generally, the human resource and compensation committee seeks to approve compensation programs which motivate executives to take action to fulfill the business objectives of the company’s strategy without taking undue risks.

22     Kinross Gold Corporation

It does this in several ways:
●
Encouraging the right behaviours – The company first establishes its business objectives for the year. Based on these objectives, targets are established which are used in determining short-term incentive payouts. This provides alignment between compensation incentives and payouts and the strategies and goals the company strives to achieve for the year. Similarly, a review is completed each year to validate that the performance measures to be used for the restricted performance share unit (RPSU) grant are aligned with the current business strategy. In determining company and individual objectives, performance in managing the principal risks of the business is also considered.

●
Taking a balanced approach to performance measurement – Kinross uses a balance of measures to assess company performance, individual performance, and long-term performance under RPSU awards, in order to provide a balanced approach to incentives and avoid undue focus on any particular measure. In establishing targets and ranges for each measure, consideration is given to possible risks which might arise.

●
Varying performance periods – A significant proportion of target total direct compensation for NEOs is received in the form of medium- and long-term incentive awards, which provides a check against undue focus on short-term results.

●
Using thresholds and limits on incentive pay – Under the short-term incentive and RPSU awards, threshold performance must be met to receive a payout and potential payouts are capped to discourage excessive risk-taking.

●
Imposing meaningful share ownership requirements – Senior executives are required to hold significant total value in the form of common shares, RSUs and RPSUs (but not options) pursuant to minimum share ownership requirements. Under these requirements, senior executives must hold 3 times, and in the case of the CEO 5 times, their base salary in common shares, RSUs and RPSUs, thereby aligning the interests of executives with shareholder interests and mitigating risk-taking behaviour.

●
Prohibiting hedging – Kinross prohibits its senior leadership team, executives, employees and directors from using any kind of personal hedging strategy to undermine the risk and shareholder alignment effects embedded in their equity-based compensation awards or other common shares they hold.

●	Recoupment policy – Kinross has a specific right to require the return of certain incentive-based compensation in the event of a financial restatement and determination by the board of misconduct.

Annual risk review

Each year, the human resource and compensation committee completes a risk review of the compensation programs, policies and practices for executives and other employees.

This includes a review of both the performance measures and compensation plan designs to assess whether they collectively provide a balanced approach to risk. The goal is to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making or fraud.

2013 Management information circular     23

As part of their compensation risk review in 2012, the human resource and compensation committee completed the following:

Reviewed Kinross’ global compensation programs
Process	The human resource and compensation committee reviewed Kinross’ existing compensation practices, procedures and documentation in the context of:
	●	incentive plan performance measures, compensation plan funding, incentive plan performance periods, pay mix, goal setting and leverage, controls and processes;
	●	Canadian Securities Administrators’ examples of potential situations that could encourage an executive officer to expose the company to inappropriate or excessive risks; and
	●	key business risks.
Outcome	No programs, policies or practices were identified that would motivate decision-makers, individually or collectively, to take actions that could have a significant negative impact on the organization. Furthermore, the human resource and compensation committee is comfortable that Kinross’ key business risks and related performance measures are appropriately considered in our incentive plans.

Stress-tested the senior leadership team’s compensation
Process	The human resource and compensation committee reviewed possible combinations of compensation outcomes to determine the range of potential realized compensation under the current plans, as follows:
	●	base salary fixed at current levels;
	●	short-term incentive payouts at minimum, target and maximum performance;
	●	share prices ranging from -20% through to maximum share price forecast by analysts; and
	●	RPSUs vesting at threshold, target and maximum performance.
Outcome
The human resource and compensation committee is satisfied that the range of possible outcomes delivered by Kinross’ compensation programs is appropriate and provides for alignment with performance. In addition, the committee is comfortable that the potential range of realized gains on outstanding long-term incentive awards is aligned to the creation of shareholder value. Our compensation plans are capped at the date of grant, so maximum compensation amounts are quantifiable in advance of making decisions about short-term incentive payouts and equity grants.

Reviewed realizable pay
Process
A realizable pay analysis was prepared for review by the human resource and compensation committee. The compensation realizable by the CEO and CFO over the last three years was compared to key competitors and key performance measures.

Outcome
The analysis demonstrated that realizable compensation has been significantly lower than the compensation values shown in the “Summary compensation table”. It also showed alignment between realizable pay and performance over the most recent year considering a range of performance measures.

Independent advice

The human resource and compensation committee has retained Mercer Canada Ltd. (Mercer) as its independent advisor since 2002 to review and advise the committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking. Mercer’s mandate includes:

●	competitive market benchmarking analysis for the NEOs;
●	competitive market benchmarking analysis for the independent directors; and
●	review and advice relating to market practices in executive compensation plan design (cash and equity incentive plans, pay and equity mix, benefits and perquisites) and governance.

Although Mercer provides advice to the human resource and compensation committee, the decisions reached by the committee reflect factors and considerations other than the information and recommendations provided by Mercer.

In respect of fiscal 2012, Mercer assisted the company in developing the comparator group used to conduct a competitive market benchmarking analysis for the senior leadership team, and conducted a competitive market benchmarking analysis for the NEOs. Mercer attended all or part of our human resource and compensation committee meetings.

The human resource and compensation committee must pre-approve other services that Mercer provides to the company at the request of management with respect to executive compensation related services, but does not pre-approve other services that may be provided from time to time by Mercer and affiliate organizations globally.

Below is a summary of the fees paid to Mercer for its services to the human resource and compensation committee as well as fees paid to affiliates of Mercer for their unrelated services to the company, for the last two fiscal years ended December 31, excluding applicable taxes.

24     Kinross Gold Corporation

	2012	2011
Services provided	(US$)(1)	(US$)
Executive compensation-related fees
2012
● Assistance in developing the comparator group for competitive benchmarking
● Competitive market benchmarking analysis for NEOs
● Attendance at human resource and compensation committee meetings
	$86,997	$97,311
2011
● Competitive market benchmarking analysis for NEOs and independent directors
● Governance update
● Attendance at human resource and compensation committee meetings
Other fees – Mercer
2012
● Published surveys and data
● Pension support in Brazil
● Consulting support in Ecuador and for expats	$134,000	$40,629

2011
● Published surveys and data
Other fees - Marsh
2012
● Insurance brokerage fees
	$1,920,000	$1,425,916
2011
● Insurance brokerage fees

1.
Fees paid to Mercer in Canadian dollars were converted to United States dollars for the purposes of this table using the US$exchange rate for 2012 and 2011 of CAD $1.00 = 1.005100 US$(2012), and 1.011047 (2011); fees paid to Mercer in Brazilian reals in 2012 were converted to United States dollars using the exchange rate of $R 1.00 = 0.489357 US$.

2013 Management information circular     25

  Compensation discussion and analysis Directors

Approach
The board retains the services of Mercer to complete a market review of the competitiveness of Kinross’ director compensation program.  In completing this review, Mercer reviews and analyzes the proxy circulars of companies included in the pre-approved Kinross comparator group (as described under “Market and peer reviews” on page 29) and develops a standardized methodology to compare the total value of programs across these companies and contrast this market view with the current arrangements for the Kinross board.  In completing their analysis, Mercer also reviews market trends in director compensation and detailed market data. The board decided not to change the directors’ compensation for 2012.

Retainers and fees

The board has established a flat fee structure for all independent directors. The annual board membership retainer payable to independent directors is $210,000. For the first quarter of 2012, at least 25% of the board membership retainer was required to be paid in deferred share units (DSUs). Effective April 1, 2012, at least 50% of the board membership retainer was required to be paid in DSUs except for directors who were U.S. taxpayers, in order to help them address U.S tax requirements, such requirements became effective on January 1, 2013. On an annual basis, an independent director can also elect to receive a greater percentage of his or her board membership retainer in DSUs.

The chairs of each of the corporate governance and nominating, corporate responsibility and human resource and compensation committees receives an additional $30,000; other members of each of these committees receive an additional $15,000 per committee; members of the audit and risk committee receive an additional $20,000 and the chair of the audit committee receives an additional $70,000.

The independent chair receives an additional $235,000 but does not receive any fees for acting as a committee chair. In addition, directors other than the independent chair, receive a travel fee of $2,000 per trip for travel outside of Toronto to the board/committee meetings.

Independent directors are also entitled to reimbursement of their reasonable board related expenses.

The following table sets out details of the flat fee structure for independent directors for 2012:
	2012 fees (CAD $)
Board chair	$235,000	(1)
Board member	$210,000

Chair – Audit and risk committee	$70,000
Chair – Corporate responsibility, Corporate governance and nominating or Human Resource and Compensation Committees	$30,000	(2)

Member – Audit and risk committee	$20,000
Member – Corporate responsibility, Corporate governance and nominating or Human Resource and Compensation Committees	$15,000

1.	For 2012, $445,000 in total with the inclusion of his board membership retainer.
2.	Mr. Oliver, as the independent chair of the board, does not receive a fee for being chair of the human resource and compensation committee.

26          Kinross Gold Corporation

Deferred share units

The main purpose of the DSU plan is to strengthen the alignment of interests between the independent directors and the shareholders, by linking a portion of annual independent director compensation to the future value of the common shares.

A DSU is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the board, thereby providing an ongoing equity stake in Kinross throughout the director’s period of service.

DSUs are vested at the time of grant. Only non-employee directors of Kinross and its affiliates can receive DSUs. Dividends paid by Kinross prior to payment of the DSUs are credited to each holder of DSUs in the form of additional DSUs. The number of DSUs held by that holder multiplied by the amount of the per share dividend, divided by the closing share price on the date of the payment of the dividend, determines the additional DSUs to be credited for dividends.

The number of DSUs granted to an independent director on the last day of each quarter in respect of his or her current quarter compensation is determined by dividing the value of the portion of the director’s flat fee to be paid in DSUs by the closing price of the common shares on the TSX on the business day immediately preceding the date of grant.

At such time as an independent director ceases to be a director, Kinross will make a cash payment to the director, equal to the market value of a common share on the date of departure, multiplied by the number of DSUs held on that date.

As CEO of the company, Mr. Rollinson is a non-independent director. As such, he does not receive any director fees or DSUs and is compensated solely as an officer of Kinross (see “Compensation discussion and analysis - Executives” commencing on page 29). A summary of the compensation earned by Mr. Rollinson for 2012 is provided in the “Summary compensation table” on page 57.

Share ownership

The board has established a policy requiring each independent director to hold a minimum value of common shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, as follows:

●	2 times by December 31, 2010
●	3 times by/after December 31, 2013

However, new Directors have five years from the date of their election to reach the share ownership requirement.

In the event an independent director’s holdings fall below the minimum requirement at or after the applicable due date, the director will be required to top-up his or her holdings by fiscal year-end to meet the requirement. Effective April 1, 2012, all directors are required to receive 50% of their board membership retainer in DSUs irrespective of when the director joined the board and whether or not their minimum shareholding requirement has been met.

2013 Management information circular          27

The following table outlines the aggregate value of the common shares and DSUs held by each independent director who was on the board as of December 31, 2012 and whether he or she met Kinross’ independent director share ownership requirement as of that date.
Name	Eligible share holdings CAD ($)(1)	Exceeds share ownership requirement by CAD ($)	Multiple of board retainer	Met current requirement
J. Brough	477,281	57,281	2.27	Yes
J. Carrington	591,549	171,549	2.82	Yes
J. Huxley	993,985	573,985	4.73	Yes
K. Irving(2)	161,844	N/A	0.77	N/A	(2)
J. Keyes	564,936	144,936	2.69	Yes
C. McLeod-Seltzer	508,406	88,406	2.42	Yes
J. Oliver	1,181,186	761,186	5.62	Yes
T. Reid	841,483	421,483	4.01	Yes

1.	Common shares and DSUs, based on the common share price on the TSX on December 31, 2012 of $9.66.
2.	Mr. Irving was appointed to the Board on August 3, 2011 and has until August 2, 2016 to meet his shareholding requirement.

Mr. Rollinson’s share ownership requirements are described under “Executive share ownership” on page 32.

Directors’ 2012 fees earned and proportion taken in DSUs

The following table sets out the fees earned by independent directors who served as directors during 2012 and the proportion of fees taken in the form of DSUs.

Name	Board Member- ship Retainer	Indepen- dent Chair Retainer	Committee Chair Retainer	Committee Fees	Special Comm- ittee fees(1)	Travel Fee(1)	Total Fees	Portion of fees taken in cash and/or DSUs	Total DSUs value vested or earned	Value of outstanding DSUs
	US$	US$	US$	US$	US$	US$	US$	(other than travel and special committee fees)	US$(2)	as at Dec 31, 2012 US$
J. Brough	211,071	N/A	70,357	15,077	12,061	4,020	312,586	50% in cash, 50% in DSUs	154,266	332,601
J. Carrington	211,071	N/A	N/A	30,153	9,046	2,010	252,280	100% in DSUs	251,010	553,787
J. Huxley	211,071	N/A	30,153	35,179	N/A	6,031	282,433	50% in cash, 50% in DSUs	140,670	597,703
K. Irving	211,071	N/A	N/A	30,153	N/A	N/A	241,224	50% in cash, 50% in DSUs	120,286	162,669
J. Keyes	211,071	N/A	30,153	15,077	N/A	16,082	272,383	75% in cash, 25% in DSUs	66,674	422,178
C. McLeod-Seltzer	211,071	N/A	N/A	30,153	N/A	16,082	257,306	50% in cash, 50% in DSUs	125,505	391,613
G. Michals(3)	123,125	N/A	10,051	8,795	12,061	8,041	162,072	100% in cash	N/A	N/A
J. Oliver	211,071	236,199	N/A	N/A	N/A	N/A	447,270	Q1: 75% in cash, 25% in DSUs Q2, Q3, Q4: 100% in DSUs	381,662	1,115,750
T. Reid	211,071	N/A	N/A	35,179	N/A	4,020	250,270	100% in DSUs	256,239	797,228
TOTAL	1,811,693	236,199	140,714	199,766	33,168	56,286	2,477,824		1,496,312	4,373,529

1.	Travel and special committee fees are paid in cash for all directors.
2.	Includes value at grant date of DSUs for compensation earned in fiscal 2012 and dividends paid in fiscal 2012 in the form of additional DSUs including dividends on DSUs that vested in prior years.
3.	For part of the year until Mr. Michals’ retirement on July 31, 2012.
4.	Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using an exchange rate of CAD $1.00 = US$ 1.005100
5.	Please refer to the narrative under ‘Deferred share units’ on page 27 for a description of the methodology used to grant and value DSUs.

28          Kinross Gold Corporation

Compensation discussion and analysis
Executives

Philosophy and approach
The Kinross executive compensation program is designed to achieve four key objectives:
●	enable Kinross to attract, retain and reward its executives through competitive pay practices
●	reinforce Kinross’ pay-for-performance philosophy by linking incentive compensation targets to Kinross’ strategic plan and annual objectives, and by linking actual payments to individual and team contributions
●	incent and retain high-performing executives, and motivate them to achieve exceptional levels of performance through annual compensation awards, without encouraging undue risk-taking
●
align executives with the interests of shareholders by encouraging them to hold common shares, and focus management’s activities on developing and implementing strategies that create and deliver value for shareholders.

Kinross’ executive compensation program covers its most senior executive leaders: the CEO and his direct reports, including the other NEOs. This program includes base pay, a short-term cash incentive, medium- and long-term equity incentives, as well as pension and other benefits.

Annual review and decision-making
Meeting the objectives of the company’s executive compensation program requires careful consideration of several key factors:
●	market comparators
●	compensation elements and mix
●	executive share ownership
●	paying for performance

It also requires diligent oversight and alignment with prudent risk-taking, as described under “Compensation governance” on page 22.

The human resource and compensation committee (HRCC) reviews each of these factors and the program as a whole on an annual basis to satisfy itself that they continue to be fair, competitive, and aligned with the objectives of the compensation program. Details on changes made as a result of the review in 2012 are described in the following sections.

Market and peer reviews

The first objective of the executive compensation plan is to enable Kinross to attract, retain and reward its executives through competitive pay practices.

To understand current competitive pay practices among the companies with which Kinross competes for talent, the human resource and compensation committee establishes and reviews a comparator group made up of the most relevant competitors.

2013 Management information circular          29

In 2012, the company streamlined its benchmarking approach by implementing a single comparator group with a cross-section of companies in the mining and natural resource industries, to replace the three comparator groups (gold mining; mining, energy, oil and gas; general industry) used in prior years. The new comparator group is as follows:

Description		Includes companies which	Key metrics
Peers that are similar to	●	are in the mining or oil and gas sectors	Median of comparator companies in
Kinross in size, scope,	●	have similar market capitalization	US$millions (Kinross’ percent rank):
complexity of operations,		(generally between ½ and 2x Kinross)	●	market cap: $12,051 (50%)
and that are appropriate	●	are headquartered in Canada or the	●	revenue: $5,841 (40%)
and reflective of the		U.S. (except for certain gold	●	income: $911 (45%)
companies with which		comparators)	●	assets: $16,589 (50%)
Kinross competes for	●	have operations in more than one
executive management		country
talent and/or capital

The following is the complete list of companies in this comparator group (by market cap):

Company	Industry	Market cap at Dec 31/11 (US$millions)
Barrick Gold Corporation	Gold	$45,254
Goldcorp Inc.	Gold	$36,084
Newmont Mining Corporation	Gold	$29,700
Southern Copper Corp.	Diversified metals & mining	$25,381
Cenovus Energy Inc.	Integrated oil & gas	$25,016
Newcrest Mining Ltd.	Gold	$23,213
Teck Resources Limited	Diversified metals & mining	$20,790
Noble Energy Inc.	Oil & gas exploration & production	$16,674
EnCana Corporation	Oil & gas exploration & production	$13,626
Talisman Energy Inc.	Oil & gas exploration & production	$13,148
Yamana Gold Inc.	Gold	$10,954
Pioneer Natural Resources Company	Oil & gas exploration & production	$10,903
Penn West Energy Trust	Oil & gas exploration & production	$9,332
Peabody Energy Corp.	Oil & gas exploration & production	$8,969
Cliffs Natural Resources Inc.	Precious metals & minerals	$8,917
Nexen Inc.	Oil & gas exploration & production	$8,399
Eldorado Gold Corp	Gold	$7,561
Cameco Corporation	Coal & consumable fuels	$7,125
Agnico-Eagle Mines Ltd.	Gold	$6,199
IAMGOLD Corporation	Gold	$5,957

The compensation data gathered for the companies in the comparator group is referenced when determining a starting base salary for new executives, when considering annual total compensation awards (base salary increases, short-term, medium-term and long-term incentives) for the company’s senior executive team, as well as when reviewing other elements of the total compensation provided (e.g. pension and benefits) and market best practices. In addition, the human resource and compensation committee also reviews compensation levels of companies in the S&P TSX 60 to understand the position of Kinross’ compensation relative to the general Canadian market.

Each compensation element for each NEO is reviewed against the 50th percentile and the 75th percentile for comparable positions within the comparator group. In line with its pay-for-performance philosophy and the objective of attracting and retaining industry-leading talent, the company seeks to provide total compensation between the 50th and 75th percentiles based on company and individual performance. Other factors can influence the position of an executive’s total compensation including the number of applicable comparator positions, internal equity, unique roles and responsibilities and exceptional performance. Emphasis is placed on incentive or “at-risk” compensation. Where executive performance is below expectations, total compensation would be lower relative to the market; where executives achieve exceptional results, it will result in higher total compensation. However, in all cases the comparator data is used as a reference and guideline, and other factors are considered by the human resource and compensation committee in determining compensation for executives.

30          Kinross Gold Corporation

Compensation mix

To meet the objectives of the Kinross executive compensation program, Kinross has chosen to use a variety of forms of compensation, including base pay and at-risk compensation (short-, medium- and long-term incentives), as well as pension and benefits. Kinross believes this mix will enable us to attract and retain top calibre executives, better link senior executive compensation to company performance, align senior executive interests with those of shareholders and motivate senior executives to achieve exceptional levels of performance.

The human resource and compensation committee has established a target pay mix for senior executives. The target mix is reviewed on a regular basis, and adjustments are made from time to time as necessary. When annual compensation recommendations are prepared, actual mix is reviewed and adjustments to compensation may be made to better align proposed compensation to the target pay mix.

The mix in direct compensation achieved in 2012 for Kinross’ Chief Executive Officer and the average mix for the other NEOs(1) is set out below. Further details regarding each element of compensation can be found under “Components” starting on page 35.

2012 compensation mix – CEO
Paul Rollinson	Actual (US$)
Base salary	836,746
Short-term incentive	0
Equity - RSUs	1,563,776
Equity - RPSUs	1,563,769
Equity - options	1,563,769
Total equity	4,691,313

2012 average compensation mix – Other NEOs
Other NEOs (excluding CEO)	Actual (US$)
Base salary	490,675
Short-term incentive	544,814
Equity - RSUs	661,787
Equity - RPSUs	585,208
Equity - options	585,458
Total equity	1,832,453

1.	Compensation for Messrs. Burt (former CEO) and Barry (former CFO) is excluded due to their departures from the company on August 1, 2012, and December 31, 2012, respectively.

The mix of medium- and long-term incentive components is also reviewed annually. Kinross introduced restricted performance share units (RPSUs) as part of the 2008 annual compensation awards, with a weighting of 5% of total equity awards. Based on a review of competitor practices and to further emphasize the link between compensation and performance, the weighting on RPSUs was increased to 20% of the company’s equity grant in 2009, and then to 25% in 2011.

In 2012, the human resource and compensation committee again reviewed the equity mix versus objectives and market practices, and decided to further increase the weighting on RPSUs to approximately 33% of equity granted with respect to 2012 for the CEO, President & COO, and the CFO. For all other NEOs, RPSUs make up approximately 30% of the total equity grant, and will increase to 33% in 2013.

2013 Management information circular     31

In all other aspects the human resource and compensation committee concluded that the company’s compensation mix in 2012 met its stated objectives. The human resource and compensation committee examines the mix every year to ensure it continues to be effective.

Share ownership

An important objective of Kinross’ executive compensation plan is to align executives with the interests of shareholders by encouraging them to hold common shares and RSUs, and focus management’s activities on developing and implementing strategies that create and deliver value for shareholders.

To support this objective, Kinross provides medium- and long-term equity compensation, and in December 2006, implemented a share ownership policy for its senior executives. This policy was reviewed and updated in February 2008 (the 2008 Share Ownership Policy), resulting in an increase to the share ownership requirements.

The 2008 share ownership policy requires NEOs and certain other senior executives to hold a minimum value in common shares and/or RSUs (but not RPSUs or options), determined as a multiple of his or her average year-end base salary for the most recent three years (average salary). In 2012, the human resource and compensation committee reviewed this policy in light of market practice and the increasing weighting on RPSUs in the Kinross compensation mix, and approved an amendment to the policy to consider 80% of RPSUs in calculating each executive’s share ownership.

The minimum share ownership requirements are as follows:
●	CEO: 5 times average salary
●	other NEOs: 3 times average salary.

The value held is determined as the greater of book value or market value of the common shares and/or RSUs (including 80% of RPSUs). Senior executives must meet the minimum share ownership requirement within three years of being hired or promoted to a level with a higher share ownership requirement. No change is planned to the policy in 2013.

As of December 31, 2012, all of Kinross’ NEOs who have reached the deadline for achieving their share ownership requirements have met or exceeded these requirements.

The following table shows the status of each NEO’s holdings relative to the share ownership requirements on December 31, 2012 for NEOs continuing to serve(1).

	Eligible share holdings (2)					2012 share ownership
Name	Units (#)	Value (3),(4) (US$)	Required multiple of average salary (5)		Required value (US$)	Holdings multiple of average salary	Multiple of Requirement Met (4)	Deadline to meet requirement (6)
J. Paul Rollinson	412,370	5,289,355	5	x	3,886,386	6.8	1.4	August 1, 2015
Tony Giardini	36,541	366,666	3	x	1,869,486	0.6	0.2	December 3, 2015
Brant E. Hinze	336,361	3,680,900	3	x	2,206,194	5.0	1.7	October 1, 2013
Geoffrey P. Gold	289,019	4,169,814	3	x	1,678,517	7.5	2.5	January 1, 2011
James Crossland	190,515	2,648,124	3	x	1,507,650	5.3	1.8	January 1, 2011
1.	Messrs. Burt and Barry departed the company on August 1 and December 31, 2012, respectively.
2.	Common shares and RSUs (including 80% of RPSUs) but not options.

32     Kinross Gold Corporation

3.
The value held is determined as the greater of book value or market value. Book value was calculated using the share price at time of purchase, or the price at time of vesting in the case of vested RSUs/RPSUs, or the grant value for unvested RSUs/RPSUs.

4.	Book value is in Canadian dollars and was converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = 1.005100 US$.
5.	Average year-end base salary for the years 2010, 2011 and 2012.
6.
The share ownership policy came into effect on January 1, 2008 and each of the NEOs had until January 1, 2011 to meet the ownership requirements, with the exception of new NEOs who have three years from date of hire or promotion to a role with higher share ownership requirements. The new NEOs are Mr. Giardini, who joined the company on December 3, 2012 and Mr. Hinze, who joined the company on October 1, 2010. In addition, Mr. Rollinson is subject to a higher share ownership requirement of 5x salary as a result of his promotion to CEO effective August 1, 2012.

How we pay for performance

A substantial portion of Kinross executives’ compensation is linked to the company’s performance. Annual company performance objectives are approved by the board and linked to the company’s core purpose of leading the world in generating value through responsible mining.

Kinross’ annual operating performance objectives are laid out in its Four Point Plan:
●	Elevate the Kinross Way - First Priorities
●	Deliver mine and financial performance
●	Deliver future value
●	Build industry leadership

Each pillar of the plan defines a key set of objectives that are critical to furthering the company’s strategy. More detailed tactics and objectives are cascaded through the organization to provide alignment with performance objectives.

At the end of the year, both individual and company performance is assessed based on Four Point Plan objectives. In addition, company performance is reviewed relative to competitor companies. Considering both absolute and relative performance, individual and company performance multipliers are established.

To provide a strong linkage between pay and performance (individual and company; absolute and relative), the following calculations are used to determine the initial compensation recommendations for NEOs based on the performance multipliers. After reviewing the initial compensation recommendations, the CEO and human resource and compensation committee make adjustments based on pay mix, internal equity, company performance relative to gold mining peers and retention, as well as extraordinary circumstances.

The total value of the medium- and long-term incentives in the initial compensation recommendation is calculated as the difference between:
(a)	proposed total cash compensation (the sum of base salary and the proposed short-term incentive) and
(b)
target total direct compensation (the sum of base salary, short-, medium- and long-term incentives) based on market practices in the comparator group at the target market percentile, with the target market percentile for total direct compensation being determined based on individual and company performance.

2013 Management information circular     33

For more information on the performance measures established for the company and each individual, as well as actual performance relative to these targets which was considered in establishing individual and company multipliers, see “Executives - 2012 results”, starting on page 46.

Using discretion
Kinross seeks to foster a culture that encourages an objective assessment of performance and the exercise of appropriate discretion to adjust compensation to reflect unsatisfactory or exceptional performance. While the emphasis is on actual and relative performance, as well as competitive market data, the CEO and the human resource and compensation committee may also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions.

In recent years, including 2012, the board, in consultation with and considering recommendations from the CEO, used its discretion to lower performance-based compensation awards based on relative shareholder returns and other factors.

Compensation approval process
The executive compensation process depends on assessing company and individual performance.

The annual cycle to measure performance, then determine and approve executive compensation, is as follows:

Company Four Point Plan
●      annual Four Point Plan objectives and measures developed by management based on Kinross strategic plan, and approved by the board
●      company objectives cascaded to establish regional, site, department and individual objectives

Ú
Performance		Comparator group
● executives and employees strive to achieve company, department and individual objectives; receive feedback on performance		● review of comparator group criteria for alignment with compensation strategy ● update of companies in comparator group, and approval by HRCC
Ú		Ú
Year end assessment – internal		Competitor data & executive holdings
● management assesses performance against company and department objectives ● CEO assesses performance of direct reports against individual objectives		● HRCC reviews previous year compensation awards by companies in comparator group ● HRCC reviews current executive equity holdings
Ú		Ú
Year end assessment - external		Market trends
● management assesses company performance and total shareholder returns relative to key industry competitors		● management and HRCC review current market trends, LTI mix, and elements of executive compensation
Ú		Ú
HRCC review		Compensation recommendations

●      HRCC reviews company performance against objectives and relative to key competitors
●      HRCC reviews and recommends company performance multiplier and RPSU performance vesting factor
●      HRCC reviews CEO performance and reviews and recommends CEO and NEO performance ratings
	>	● initial compensation recommendations for executives prepared based on performance and market data - includes incentive awards for most recent year, as well as merit increases for upcoming year
Ú
Review of recommendations
● HRCC reviews management recommendations and input from the independent consultant, and provides counsel to the board
Ú
Board approval
● board approves executive compensation based on HRCC recommendations

34     Kinross Gold Corporation

The CEO evaluates the other NEOs (his direct reports) based on their performance against individual objectives and their contribution to overall company performance. He recommends performance ratings for them to the human resource and compensation committee for approval. The CEO and human resource and compensation committee may also exercise discretion when making incentive compensation decisions, as outlined under “Using discretion” above.

Details of the compensation granted to the NEOs are reported in the “Key summary tables” starting on page 57.

Components
The table below summarizes the components of our 2012 executive compensation plan. You can find more information about the individual components and mix on pages 36 to 45.

Component	Form	Period	How we determine the award
Base salary	Cash (page 36)	One year	Based on role, market comparators, internal equity, individual experience and performance.
Short-term incentive	Cash (pages 36 to 37)	One year	Target award is established based on market comparators and internal equity. Actual awards are based on company (60%) and individual (40%) performance, and consider overall pay mix guidelines.
Medium-term incentive	Restricted share units(RSUs) (pages 38 to 39)	Three years; vest in thirds over three years
Target award based on market comparators.
Actual awards may be above or below target based primarily on company and individual performance.
The human resource and compensation committee determines the mix of equity to be granted to NEOs for each calendar year.
For 2012, RSUs made up 33% of the CEO’s aggregate medium- and long-term incentive award, and between 33% and 40% for other NEOs.

	Restricted performance share units (RPSUs) (pages 39 to 42)	Three years; vest at end of three years, based on performance relative to targets
Target grant value based on market comparators.
Actual grant value may be above or below target grant value based primarily on company and individual performance.
Final amount vested is based on company performance relative to performance measures. For the 2012 grant, these measures were: relative total shareholder return; production; and all-in sustaining cost per ounce.
For the 2012 grant, RPSUs made up 33% of the CEOs aggregate medium- and long-term incentive award, and between 30% and 33% for other NEOs.

Long-term incentive	Options (pages 42 to 43)	Seven year term; vest in thirds over three years
Target award based on market comparators.
Actual awards may be above or below target based primarily on company and individual performance.
For the 2012 grant, options made up 33% of the CEO’s aggregate medium- and long-term incentive award, and between 30% and 33% for other NEOs.

Employee benefits and perquisites	Employee benefit plans and perquisites (pages 43 to 44)	Ongoing	Based on market comparators. Includes life, accidental death, critical illness, and disability insurance, health & dental coverage, benefit reimbursement plan, security services, and other benefits.
	Employee share purchase plan (pages 44 to 45)	Continuous based on eligibility requirements	Employees including NEOs may contribute up to 10% of their base salary. 50% of the participant’s contribution is matched by the company on a quarterly basis.
Retirement allowance	Executive retirement allowance plan (page 45)	Ongoing	Based on market comparators. 15% of base salary and target bonus, accrued quarterly.

2013 Management information circular     35

Base salary

To attract and retain a high-performing senior executive team, Kinross targets base salaries approximately between the 50th and 75th percentiles of the comparator group.

Base salaries paid to individual executives reflect:
●	the scope, complexity and responsibility of the position
●	salary levels for similar positions in Kinross’ comparator group
●	the executive’s previous experience
●	the executive’s performance.

Each year, Kinross reviews competitive market data, and completes individual performance assessments. Where necessary, base salaries are adjusted to reflect individual performance and remain competitive in the market. In February 2012, a salary increase was approved for Mr. Hinze to better align his compensation with the market. In addition, Messrs. Rollinson, Hinze, Gold and Crossland received mid-year increases as a result of their promotions and the additional responsibilities they undertook. Further information regarding their 2012 base salary is provided with the “Summary compensation table” on page 57. No salary increases have been approved for 2013.

Short-term incentive plan

Kinross’ short-term incentive plan covers salaried employees across the company and is designed to reward company, site / region and individual performance in the most recent fiscal year. NEO short-term incentives are calculated as follows:

Target incentive - Short-term incentive targets are established based on competitive market data and internal equity, and target levels are reviewed regularly for competitiveness. No adjustments were made to the short-term incentive targets for NEOs for 2012 or 2013.

Company performance multiplier - Each year, the board reviews company performance with respect to the company’s strategic plan and the corporate objectives in the Four Point Plan, as well as the company’s relative performance compared to its competitors. The board then determines the company performance multiplier which will apply to all participating employees. This multiplier can range from 0 – 150%. For senior executives, the company component makes up approximately 60% of their total short-term incentive. This weighting varies by level across the organization. For 2012, the board approved a company performance multiplier of 100% (for details, see “2012 Company performance multiplier for the short-term incentive” on page 49).

Individual performance multiplier - The remaining 40% (approximately) of the short-term incentive is based on individual performance. The CEO reviews each senior executive’s individual performance for the year against individual objectives aligned to the Four Point Plan, and determines an individual performance multiplier using the same range (0 – 150%). A similar review for the CEO’s performance is completed by the human resource and compensation committee. The assessment of individual performance is not a formulaic process and judgment is exercised in determining the individual performance multiplier to be applied. Details regarding individual performance and the resulting multipliers are provided under “Individual performance – Named executive officers”, starting on page 53.

36     Kinross Gold Corporation

Once the short-term incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, and adjustments may be made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for each NEO to the target pay mix.

In addition, the CEO and human resource and compensation committee retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity.

The CEO and human resource and compensation committee also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, prevailing circumstances and market conditions. In 2012, the human resource and compensation committee applied its discretion with regard to Mr. Rollinson’s short-term incentive. Acknowledging shareholder disappointment with 2012 returns, and demonstrating his commitment to the long-term performance of Kinross for its shareholders, Mr. Rollinson requested that he receive the value of any short-term incentive as an equity grant. After taking Mr. Rollinson’s request and other factors into account, the committee recommended no cash bonus for 2012. The board approved this recommendation.

Medium-term and long-term incentives

Kinross provides both medium- and long-term equity incentive compensation with the following objectives:
●	align the interests of executives with those of shareholders
●	focus efforts on improving shareholder value and the company’s long-term financial strength
●	reward high levels of performance
●	provide incentive for high levels of future performance
●	provide a retention incentive to continue employment with the company by providing executive officers with an increased financial interest in the company.

Since 2001, Kinross’ equity incentive arrangements have included both restricted share units (RSUs) and options, as these are well aligned with the objectives above. In response to market shifts and to further reinforce Kinross’ objectives and the Kinross values, in 2008 Kinross added restricted performance share units (RPSUs) to its medium-term equity incentive arrangements.

Medium- and long-term incentives are granted as part of the company’s annual performance and compensation review, and may also be granted on hire, and in certain circumstances, as a result of a promotion. In determining eligibility and target grant levels for medium- and long-term incentives, the human resource and compensation committee considers competitive market practices, as well as internal equity and the value of different roles to the organization.

The value of an individual’s actual annual grant is based on annual base salary, position, level of responsibility, long-term performance, potential, retention factors, and contribution to the company. For senior executives, the value of the annual grant is established by determining the target positioning of total direct compensation relative to the comparator group, based on individual and company performance. The human resource and compensation committee also considers each NEO’s existing holdings and outstanding awards (including awards granted the previous year), in determining the annual grant. The resulting pay mix is then reviewed, with adjustments made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for each NEO to the target pay mix. The CEO and the human resource and compensation committee may exercise discretion to reflect extraordinary events, prevailing circumstances and market conditions.

Once the total value of the grant has been determined, it is divided among the component elements of Kinross’ equity incentive plan. Each year the human resource and compensation committee reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed.

2013 Management information circular     37

In 2012, the committee increased the weighting on RPSUs for all NEOs. For the CEO, President and COO, and the CFO, RPSUs now make up 33% of the annual equity award, and this weighting will be applied to all NEOs in 2013. The resulting weighting of the components of the equity award for 2012 was as follows:

		2012 weightings
	2011 policy	(CEO, CFO,	2012 weightings
Component	weightings	President & COO)	(other NEOs)
RSUs	40%	33%	40%
RPSUs	25%	33%	30%
Options	35%	33%	30%

In 2009, Kinross implemented an Automatic Securities Disposition Plan (ASDP) to provide an opportunity for certain of its senior executives to sell a portion of the common shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross’ insider trading policy.

Executives make an election to participate in the ASDP, and may participate only if they meet Kinross’ minimum share ownership requirements (see page 32). The ASDP enables participating executives to automatically sell up to 25% of the common shares issuable to them following vesting of their RSUs. These common shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are meaningful restrictions on an executive’s ability to modify or terminate their participation in the plan.

In 2012, Mr. Rollinson and Mr. Burt participated in the ASDP.

Restricted share units
Restricted share units, or RSUs, are granted under the Kinross Restricted Share Plan. In determining the value of grants for the NEOs, the human resource and compensation committee does consider previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the closing share price on the last trading day immediately preceding the date of grant. Each RSU is exercisable for one common share, without additional consideration, after the expiry of a restricted period established at the time of grant.

38     Kinross Gold Corporation

Key terms under the Restricted Share Plan that apply to all grants of RSUs include the following:

Eligibility
Employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non-employee directors are not eligible to participate in this plan.

Restricted period
At least one-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant and one-third until the third anniversary of the grant.

Deferred payment date
Canadian participants may elect to determine a deferred payment date, however they must give the company at least 60 days written notice before the restricted period expires. If a Canadian participant chooses to change a deferred payment date, written notice must be given to the company not later than 60 days before the deferred payment date to be changed.

Assignment	RSUs are not assignable.
Retirement or termination
During the restricted period: Any RSUs will automatically terminate, unless otherwise determined by the human resource and compensation committee. The human resource and compensation committee may exercise discretion to abbreviate the restricted period due to a participant’s termination of employment. However such discretion can be applied to no more than 10% of common shares authorized for issuance under the Restricted Share Plan, the Share Purchase Plan and the Share Option Plan.

After the restricted period and before any deferred payment date: Kinross will immediately issue the common shares issuable on the vesting of RSUs to the participant.
Death or disability	In the event of death or disability, any RSUs held by the deceased or disabled participant will be immediately vested by the company.
Change of control	All RSUs outstanding will be immediately exercised for common shares, notwithstanding the restricted period or any deferred payment date.
Change of control includes, among other things:
● a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders,
● a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company, or
● the acquisition by any person, entity or group of persons or entities acting jointly, resulting in any such person(s) or entity(ies) becoming a control person of the company.
Dividends
When normal cash dividends are paid to holders of common shares, participants holding RSUs subject to a restricted period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by:

● multiplying the amount of the dividend declared and paid per common share by the number of RSUs recorded in the participant’s account on the record date for the dividend payment, and
● dividing by the closing price of the common shares on the TSX on dividend payment date.
RSUs credited to a participant’s account as dividend equivalents will be subject to the same restricted period as the RSUs to which they relate.
Number of shares under the plan
The number of shares which may be issued under the Restricted Share Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Restricted Share Plan and cannot be increased without shareholder and regulatory approval.

For information on amendments which can be made to the plan, please see the “Plan amendments” section beginning on page 64.

Restricted performance share units
Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced restricted performance share units (RPSUs), which are RSUs with a performance element. RPSUs are granted under the Restricted Share Plan, and are subject to most of the same terms as outlined in the section on RSUs above. In determining the value of grants for senior executives, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the unit value determined using a “Monte Carlo” model for the relative total shareholder return (TSR) portion of the RPSUs and the closing share price on the last trading day immediately preceding the date of grant for the other performance measures.

  2013 Management information circular     39

However, in addition to the terms established under the Restricted Share Plan, RPSUs have additional terms which are not inconsistent with the terms of the Restricted Share Plan. These are outlined in the restricted share agreement associated with each grant.

Specifically:
●	the restricted period for RPSUs is three years – therefore no RPSUs vest until the third anniversary of the grant (rather than one-third annually for RSUs); and
●	RPSU vesting is subject to company performance relative to established performance measures during the three associated calendar years.

The performance measures associated with the RPSU grant are reviewed each year, and adjustments are made from time to time to align with company strategy. The following outlines the measures for all grants related to 2012:

	2008 grant	2009 grant	2010 grant(1)	2011 grant(2)	2012 grant
Grant date	Feb 23, 2009	Feb 22, 2010	Feb 22, 2011	Feb 21, 2012	Feb 19, 2013
Vest date	Feb 23, 2012	Feb 22, 2013	Feb 22, 2014	Feb 21, 2015	Feb 19, 2016
Weighting on
performance measures:
- Relative TSR	50%	50%	40%	40%	50%
- Production	25%	25%	20%	20%	25%
- Production cost of
sales per gold	25%	25%	20%	20%	n/a
equivalent ounce
- Gold reserves	n/a	n/a	20%	20%	n/a
- All-in sustaining cost per ounce	n/a	n/a	n/a	n/a	25%
% Vested	37%	45%	TBD	TBD	TBD
1.	These same measures also apply to the RPSU grant of May 6, 2011, which was included in the on hire grant for Mr. Barry, and cancelled at the time of his departure.
2.	These same measures also apply to the RPSU grant of September 17, 2012, which vests September 17, 2015.

These performance measures are defined and calculated as follows:

Included in
Performance	grant
measure	(weighting)	Measure frequency	Details

Relative total shareholder return (RTSR)	2008 (50%) 2009 (50%) 2010 (40%) 2011 (40%) 2012 (50%)	Three calendar years
Total shareholder return performance over the three calendar years ranked against a reference group made up of two components:
  1. Senior Gold Companies: Goldcorp, Barrick, Newmont, Yamana, AgnicoEagle
  2. S&P TSX Global Gold Index
Performance of Senior Gold Companies is assessed using each company’s primary stock exchange. The TSR for each of Kinross, the Senior Gold Companies and the S&P TSX Global Gold Index will be determined for the three year period and Kinross’ ranking within that group will be determined (i.e., 1st, 2nd etc.). The human resource and compensation committee (HRCC) has discretion to adjust the RTSR measure in the event of a material change in the companies included in the reference group during the three year timeframe.

Production cost of sales per gold equivalent ounce	2008 (25%) 2009 (25%) 2010 (20%) 2011 (20%)	Annual, average of the multiplier realized in each of the three years
The target is to meet production cost of sales guidance for each calendar year. Multipliers are set annually by the HRCC based on the target level for the year. The HRCC has discretion to adjust the production cost of sales measure based on variance relative to budget to the following material assumptions: gold price, oil price, inflation and foreign exchange.

40     Kinross Gold Corporation

Included in
Performance	grant
measure	(weighting)	Measure frequency	Details
Production	2008 (25%) 2009 (25%) 2010 (20%) 2011 (20%) 2012 (25%)	Annual, average of the multiplier realized in each of the three years
The target is to meet production guidance for each calendar year. Multipliers are set annually by the HRCC based on the target level for the year.
The HRCC has discretion to adjust the production measure in the event of extraordinary circumstances.

Gold reserves	2010 (20%) 2011 (20%)	Annual, average of the multiplier realized in each of the three years
The target is to meet gold reserve targets as defined per calendar year. Multipliers are set annually by the HRCC based on the target level for the year.
The HRCC has discretion to adjust the target in the event of extraordinary circumstances or with changes to the portfolio.

All-in sustaining cost per gold ounce sold(1)	2012 (25%)	Annual, average of the multiplier realized in each of the three years
Target is to meet all-in sustaining cost per ounce targets set for each calendar year. The calculation of all-in sustaining cost for RPSUs is consistent with the figure publicly disclosed in 2013 as part of Kinross’ annual guidance (except for adjustments noted below), and is calculated from: by-product cost plus G&A (excluding severance), Business Development, Other Operating Costs (not related to growth), Exploration Expense (excl. offsite exploration), sustaining capital and other capital (interest and exploration). Multipliers are set annually by the HRCC based on the target level for the year.
All-in sustaining cost per ounce will be adjusted from the figure disclosed for variances relative to budget to the following material assumptions: gold price; oil price, inflation and foreign exchange. The HRCC can make other discretionary adjustments relating to extraordinary events.

1.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2012.

The human resource and compensation committee retains the right to modify the performance measures for future grants.

The number of RPSUs that vest based on company performance relative to each of the measures is determined based on a vesting schedule established for each grant. The RPSUs included in 2012 compensation and granted in February 2013 will vest based on the following schedule (with the production target and ranges also applying to the prior two grants:

Company performance				All-in sustaining
over three year	Percent of units granted	Relative TSR	Production	cost per ounce
vesting period	that will vest	ranking	(2013 range)	(2013 range)
Maximum	150% (up to 200% based on HRCC discretion to recognize outstanding performance)	1	>+4%, with all regions achieving guidance	-9%
Target	100%	3	Midpoint of guidance	Midpoint of guidance
Threshold	0%	6th or 7th and negative absolute TSR	-16%	+17%

2013 Management information circular     41

In addition, the following are the targets and ranges applicable for 2013 for the production cost of sales and gold reserves measures included in the 2010 and 2011 grants:
Company performance over three year vesting period	Percent of units granted that will vest	Production cost of sales per ounce (2013 range)	Gold reserves (2013 range)
Maximum	150%	-4%	+5%
	(up to 200% based on
	HRCC discretion to
	recognize outstanding
	performance)
Target	100%	Midpoint of	Range established
		guidance	based on
			replacement
			estimates
Threshold	0%	+12%	< -4%

The actual number of RPSUs to vest is calculated as follows:
•	Company performance relative to each measure is determined. As outlined above, this is done once at the end of three years for relative total shareholder return, but annually for the other measures.
•
Performance is then compared to the targets and ranges to determine the percent of RPSUs granted which will vest (the multiplier) relative to each measure. For relative total shareholder return, this is done at the end of the three year period by comparing Kinross’ total shareholder return to the returns of the comparator group. For the annual measures (production cost of sales per ounce, production, gold reserves and all-in sustaining cost per ounce), actual performance is compared to the targets and ranges each calendar year to determine the percent of RPSUs which would have vested for that year, and then the three-year average vesting percent is determined at the end of the three years, becoming the multiplier for that measure.

•
A weighted average of the multipliers for each of the measures applicable to that grant determines the overall percent to vest. Performance relative to targets, along with the resulting multipliers and weighted average, are reviewed and approved by the human resource and compensation committee. The final weighted average percentage is then multiplied by the number of units granted to establish the number of RPSUs that will vest.

To date, two grants of RPSUs have vested. The 2008 grant vested in February 2012 as follows:
Measure	Weighting	Multiplier	Percent of Units
Relative TSR	50%	0%
Production	25%	86%
Production cost of sales	25%	63%
Final percent of units to vest			37%

The 2009 grant vested in February 2013 as follows:
Measure	Weighting	Multiplier	Percent of Units
Relative TSR	50%	0%
Production	25%	98%
Production cost of sales	25%	84%
Final percent of units to vest			45%

Stock option plan
Stock options are granted under the Share Option Plan (in 2012, the company’s Share Incentive Plan was split into its two component parts: the Share Option Plan and the Share Purchase Plan). In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of options to be granted to an eligible executive is determined by dividing the dollar value of the grant by the Black-Scholes value based on the closing common share price on the last trading day immediately preceding the date of grant.

42	Kinross Gold Corporation

The following are some key terms under the Share Option Plan which apply to all grants of options:
Eligibility
Employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non-employee directors are not eligible to participate in this plan.

Vesting
Options become exercisable in thirds: one-third on the first anniversary of the grant, one-third on the second anniversary of the grant and one-third on the third anniversary of the grant. The human resource and compensation committee reserves the right to determine when the participant’s options shall become exercisable within the term of the option.

Expiry
Options expire after seven years (five years for options granted prior to February 16, 2011). However, for options which are scheduled to expire during a corporate trading blackout period applicable to the particular option holder, the term of the option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.

Exercise price
The exercise price for each common share is determined by the human resource and compensation committee at the time of grant, but is to be not less than the closing price of the common shares of the company listed on the TSX on the trading day preceding the day on which the option is granted.

Assignment	Options are not assignable.
Retirement or termination
Options already exercisable: Generally these options must be exercised within 60 days, subject to human resource and compensation committee discretion as noted below.
Options not yet exercisable: Generally any options will be automatically terminated, subject to human resource and compensation committee discretion as noted below. The human resource and compensation committee reserves the right to determine the extent to which any options may be exercised or cease to be exercisable. The maximum number of options whose exercisability may be accelerated at the discretion of the human resource and compensation committee in connection with the termination of employment of a participant is limited to no more than 10% of the common shares authorized for issuance under the Share Option Plan, the Share Purchase Plan and the Restricted Share Plan.

Death
Any option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased’s estate for a period ending on the earlier of the expiration of 12 months and the expiration of the option period.

Change of control
All outstanding options vest and become exercisable immediately.
Change of control includes, among other things:
● a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders
● a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company
● the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of options under the plan
The number of options which may be issued under the Share Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Option Plan and cannot be increased without shareholder and regulatory approval.

For information on amendments which can be made to the plan, please see the “Plan Amendments” section beginning on page 64.

Employee benefits and perquisites

Benefits and perquisites
Kinross provides all of its Canadian employees, including its senior executives, with a competitive benefits program including: medical and dental insurance for employees and their dependents; life, accidental death & dismemberment, and critical illness coverage; and income protection in case of disability. Employees can elect to purchase additional life and accidental death coverage at a reduced rate by paying additional premiums. Company-paid life insurance is a taxable benefit, and effective January 1, 2013 critical illness and accidental death & dismemberment also became taxable benefits.

2013 Management information circular	43

In addition to the benefits common to all employees, in 2012 senior executives also received the following benefits: additional life, accidental death, long-term disability and critical illness insurance; an executive medical membership; and a health spending account. Kinross’ senior executives also receive several perquisites as part of their total compensation, including: financial counselling / tax preparation (grossed up by the company), which was subsequently replaced with a benefit reimbursement plan (which provides for reimbursement of certain eligible expenses up to an annual maximum based on executive level, and is taxable to the executive); home security services (grossed up by the company); and car (CEO only). In the case of relocation, an executive may also receive benefits which are greater than those generally available to other employees. The company covers the taxes associated with relocation benefits provided to employees at all levels.

These benefits and perquisites are comparable to those offered by companies in the comparator group, are taxable to the executive where required under applicable tax laws (except as noted above), and cease being provided to the executive upon termination, retirement or death (see “Incremental payments on termination, retirement, death and change of control” on page 68 for further details).

In 2012, perquisites which represented more than 25% of the total perquisite value for each Named Executive Officer were as follows(1):

Name	Type of perquisite	Value (US$)	% of total perquisites
J. Paul Rollinson	Benefit reimbursement plan	45,229	40%
Tye W. Burt	Additional disability coverage	99,830	53%
Tony Giardini (2)	n/a	n/a	n/a
Paul H. Barry	Relocation benefits (including flights and housing)	199,461	74%
Brant E. Hinze	Additional disability coverage	36,287	32%
Geoffrey P. Gold	Financial counseling / tax preparation	21,008	26%
James Crossland	Benefit reimbursement plan	25,643	38%

1. All percentage and dollar amounts have been rounded to the nearest whole percent and whole dollar, respectively. Such perquisite values are calculated as an incremental cost to the company in Canadian dollars and were converted to United States dollars using the exchange rate of CAD $1.00 = 1.005100 US$.
2. During 2012, Mr. Giardini did not have perquisites which were worth $50,000 or more in aggregate, or worth 10% or more of his salary.

Employee share purchase plan
Under Kinross’ Share Purchase Plan (in 2012, the Share Incentive Plan was split into its two component parts: the Share Option Plan and the Share Purchase Plan), employees of Kinross and designated affiliates, including senior executives who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, common shares are issued to the employee with a value equal to the total of the employee and company contributions. The purchase price of each common share is calculated as the weighted average closing price of the common shares for the 20 consecutive trading days period prior to the end of that quarter, using the trading price on the TSX for participants employed by a Canadian entity, or on the NYSE for participants not employed by a Canadian entity. An employee’s common shares purchased for the quarter are held by Kinross for six months before being delivered to the employee. Benefits under this plan are not assignable.

In the event of termination of employment, retirement in accordance with company policy, or death of a participant, the following apply:
●      any portion of the employee’s contribution that has not yet been used to purchase shares: will be paid to the participant or his or her estate
●      any portion of the company’s contribution that has not yet been used to purchase shares: will be returned to the company
●      any common shares still subject to a six month hold period: will be released upon expiry of the applicable hold period except that (i) the employee may elect to require Kinross to  purchase such shares for cancellation at an amount equal to the employee’s contribution only, rather than waiting for the six month period to expire, and (ii) in the event of  retirement, disability or death, these common shares are immediately released to the participant or the participant’s estate.

44	Kinross Gold Corporation

In December 2012, the following amendments were made to the Share Purchase Plan which did not require shareholder approval:
●     to permit common shares acquired by employees under the Plan to be purchased on the market rather than newly-issued from treasury, at Kinross’ option;
●     to provide that a direction from an employee respecting participation in the Plan will remain in effect until changed, in lieu of the employee providing a new direction annually;
●     to permit employees to change contribution levels during the year, subject to certain restrictions;
●     to delete references to contributions being held in trust;
●     to permit documents delivered under the Share Purchase Plan and instructions given under the Share Purchase Plan to be provided electronically and permit electronic signatures;
●     to provide for flexibility to incorporate country-specific terms and conditions in order to comply with legal requirements in non-Canadian jurisdictions where employees may be located;
●     to include an express consent by participants to the disclosure and transfer of personal information of employees for Plan administration purposes; and
●     to make various minor changes to improve clarity and consistency in the use of the language.

For further information on amendments which can be made to the plan, and which require shareholder approval, please see the “Plan Amendments” section beginning on page 64.

Retirement allowance

Executive retirement allowance plan
As part of its competitive total compensation package to attract and retain executives, and to assist executives in planning for retirement, Kinross provides an Executive Retirement Allowance Plan for its senior executives. The benefits available to the senior executives under this plan are comparable to those offered by companies in the comparator group. Each of the NEOs currently participates in this plan in lieu of any other retirement plan; participants in this plan are not eligible to participate under any other Kinross-sponsored retirement plan.

The Executive Retirement Allowance Plan is structured as follows:
Company contributions
15% of base salary and short-term incentive target bonus, allocated quarterly, beginning on the executive’s hire date, and continuing throughout the executive’s employment, including during any severance period following a change of control.
As security for all members of the Executive Retirement Allowance Plan, the company pays for the cost of an annual letter of credit in the amount of the total accrued benefits under the plan.

Employee contributions	None – the company covers all contributions and costs.
Interest
At the end of each quarter, interest is calculated and compounded on the allocations to the Executive Retirement Allowance Plan using a rate equal to the average annual yield for Government of Canada bonds on the last day of the prior quarter.

Vesting	Benefits accrued in a month vest at the end of that month.
Benefit on termination
The accrued allocation and accumulated interest are paid out to the executive following the termination of his or her employment, including any eligible severance period. The executive may elect (prior to termination) to receive this amount as either a lump sum, or in consecutive monthly payments over a period of between 3 and 10 years following his or her termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (before termination or retirement)
The accrued allocation and accumulated interest are paid out to the named beneficiary of the executive, during the period previously elected by the executive. If no beneficiary has been named, the amount will be paid as a lump sum to the estate.

2013 Management information circular	45

Executives

2012 results
In determining company performance, the board looks at the company’s:
●     performance against our operating objectives
●     performance relative to our gold mining competitors
●     total shareholder returns

Key operating objectives are established through the company’s annual Four Point Plan. The four pillars of the Four Point Plan are critical objectives for achieving Kinross’ operational and strategic performance. Specific measures of performance are determined each year and cascaded throughout the company. For 2012 the four pillars were:
●     elevate the Kinross Way – First Priorities
●     deliver mine and financial performance
●     deliver future value
●     build industry leadership At year-end results are measured against the objectives set and a performance rating for the company is determined based on objective and subjective assessment of performance.

In 2012, the executive team was focused on:
●     striving for continual improvement in our first priorities of safety and the environment
●     meeting production, cost and capital spending guidance at our existing portfolio of operations
●     delivering strong financial performance and strengthening our balance sheet
●     resetting all major projects and meeting key project milestones
●     increasing future value through successful exploration and junior investment programs
●     negotiating exploitation and investment agreements with the Ecuadorian government for Fruta del Norte
●     consistently delivering on our guiding principles for corporate responsibility
●     enhancing governance practices
●     retaining and attracting a global team of employees

In 2012, Kinross delivered strong operating and financial performance, as outlined in the table on pages 47 and 48. Key factors that influenced the company operational performance rating were the following:
●     improved workplace safety as evidenced by safety performance on key metrics for all employees and contractors, advancing industry leading practices and results
●     experienced one fatality each at Pevek (Russia) and Chirano (Ghana)
●     exceeded full-year production guidance and met full-year cost of sales guidance
●     undertook and completed US$1.0 billion term loan and increased available credit to US$1.5 billion on unsecured revolving credit facility
●     met major milestones for Dvoinoye and Tasiast pre-feasibility studies
●     completed successful exploration program which included promising results at Tasiast, Kupol and  La Coipa
●     sold 50% non-operating interest in Crixas (Serra Grande) gold mine in Brazil for gross cash proceeds of US$220M
●     advanced negotiation of terms and conditions of investment and exploitation agreements with the Ecuadorian government
●     published ”A” rated Corporate Responsibility Report; renamed to the Dow Jones Sustainability World and North America indices
●     launched the “Way Forward” strategy to improve operational performance and improve cost control, margin and free cash flow
●     increased dividend by 33% to US$0.08 per share
●     recorded a non-cash impairment charge related to Tasiast and Chirano

46	Kinross Gold Corporation

2012 Four Point Plan

Pillar	Key 2012 targets and results (1)
Elevate the Kinross Way	First Priorities: achieve safety and environmental objectives
Target ● Severity rating of 8.6 ● Total Reportable Injury Frequency Rate (TRIFR) of 0.90 ● No more than 4 Notices of Violation (environmental) worldwide
Results
●     Severity rating of 56.70 (includes two fatalities)
●     TRIFR of 0.57, a reduction of 40% over the previous year
●     Lost time injury frequency rate of 0.08, a reduction of 74% over the previous year
●     2 Notices of Violation

Deliver mine and financial performance	Achieve production, cost and cash flow targets
Target
●     Meet or exceed production guidance (adjusted for the sale of Crixas) of 2.5 – 2.6 million gold equivalent ounces
●     Meet or exceed production cost of sales guidance of US$690-$725 per gold equivalent ounce
●     Meet or exceed budgeted cash flow targets

Results
●     Produced 2,617,813 gold equivalent ounces, exceeding guidance
●     Achieved US$706 per gold equivalent ounce production cost of sales, meeting guidance
●     Adjusted operating cash flow for the full year was US$1,527 million, exceeding objectives

Deliver future value	Deliver all major milestones on Tasiast expansion
Target
●     Deliver key infrastructure projects on time and on budget
●     Complete additional analysis to determine optimum processing mix for Tasiast project in six to nine months. Pre-feasibility study complete in Q1 2013.

Results
●     Key infrastructure projects completed and on budget, even after the capital budget was reduced
●     Completed review of capital and project optimization and incorporated results into pre-feasibility study which is on schedule for Q1 2013 completion
●     All required permits approved

Deliver all other major projects on time and budget
Target ● Conduct a review of capital and project optimization on all major projects ● Ensure Dvoinoye project is on schedule and on budget ● Meet total capital expenditure forecast of US$2.5 billion
Results
●     Completed reviews and studies of major capital projects
●     Dvoinoye project remains on budget and on schedule and is expected to commence full production in 2013
●     Full year capital expenditures were US$1,924.7 million, more than US$200 million below guidance
●     Environmental permit received for Fruta Del Norte

Increase measured and indicated resources/reserves
	Target ● Grow mineral resource base from mine and near mine drilling results ● Replace depleted mineral reserves	Result ● Using more conservative gold price assumptions reduced mineral resources estimates, but targeted higher margin ounces; otherwise this target would have been met
Successful exploration program
	Target ● Complete drilling programs in all targeted	Results ● Exploration activity on 39 sites

2013 Management information circular	47

Pillar	Key 2012 targets and results (1)
	regions including Tasiast step-out and district drilling, and other mine, near mine and greenfield initiatives ● Exploration total budget of US$220 million	● Promising results at Tasiast, La Coipa (Pompeya) and discovery of additional mineralization at Moroshka target near Kupol ● Total exploration spend of US$205 million
Build industry leadership	Leadership in corporate responsibility and stakeholder engagement
Targets ● Publish Corporate Responsibility (CR) Report and receive second ‘A’ rating from the Global Reporting Initiative (GRI) ● Renamed to key CR indices ● Enhance governance practices
Results
●     CR Report published and received ‘A’ rating from GRI
●     Renamed to Dow Jones Sustainability World and North America Indices
●     Funded professorship in mining health and safety at Queen’s University
●     Governance initiatives completed, including development and roll-out of an anti-corruption awareness and compliance initiative, Executive Compensation Recoupment Policy, Board Interlock Policy, Board Diversity Statement and Director Role profile
●     Rated in the top 15% in the Globe and Mail Board Games governance ranking

Deliver benefits of optimized business processes
	Target ● Continue successful worldwide implementation of optimized business processes through JDEdwards enterprise resource planning; complete two additional sites	Results ● Successful implementation in Ghana and work completed in Russia for January 1 ‘go live’
Deliver comprehensive employee and leadership development strategy
	Target ● Enhance talent management and development programs improving succession planning and retention	Results ● Unplanned employee turnover of 5.2% ● Retained 89% of individuals in critical roles, exceeding objective ● Increased number of critical positions with successors
Deliver comprehensive recruitment strategy
	Target ● Meet staffing needs using Kinross in-house recruitment team ● Reduce time to fill hiring requisitions to 90 days	Results ● Filled almost 2,300 positions ● 95% of positions were filled by Kinross recruitment team ● Time to fill was 68.5 days on average, beating target by 23%

1. For further information regarding the company’s 2012 guidance as released on January 16, 2012 (and updated August 8, 2012) and Kinross 2012 results including its 2012 mineral reserve and mineral resource statement, as released February 13, 2013, please refer to the company’s website at www.kinross.com.

48	Kinross Gold Corporation

The graph below shows Kinross’ total shareholder returns for 2012 as well as the returns for the major gold mining peer companies. All returns are from the New York Stock Exchange and reported in U.S. dollars:

Kinross total shareholder returns decreased by 13.4% (NYSE) from December 31, 2011 to December 31, 2012. The company’s total shareholder returns relative to gold mining peers improved from 2011.

2012 compensation
Our company compensation policy is aligned with the company’s operational performance, strategic goals and shareholder value. Short-term incentive (STI) payouts are determined based on the individual’s short-term incentive target and company and individual performance ratings. The human resource and compensation committee may also exercise discretion when considering compensation decisions to reduce or increase the size of any award or payout to reflect extraordinary events and prevailing circumstances and market conditions.

In 2012, the short-term incentive target for the CEO was 150% of base salary and the target multiplier for the NEOs for the purpose of calculating 2012 STI was 100% of base salary. For the NEOs including the CEO, the company performance multiplier is weighted 60% and the individual performance multiplier is weighted 40% in determining short-term incentive payouts.

Total direct compensation was determined by targeting total direct executive compensation between the 50th and 75th percentiles of our comparator group for each NEO based on position, year-over-year compensation changes and performance.

2012 company performance multiplier for the short-term incentive

The company performance multiplier can range from 0% to 150%. The assessment of company performance is not solely a formulaic process and judgment is exercised in determining the company performance multiplier to be applied in calculating short-term incentives. The human resource and compensation committee considers how Kinross ranks in changes in key measures such as changes in operating cash flow per share, earnings per share, gold production, cost per ounce, cash margin and total shareholder returns versus our gold competitors.

Company performance was assessed at 95% for 2011 and 110% for 2010. Based on performance against targets in the Four Point Plan, a performance multiplier of 100% was approved as follows for 2012:

Four Point plan	% Achievement	Weighting	Score
Elevate the Kinross Way: First Priorities	90%	20%
Deliver mine and financial performance	110%	30%
Deliver future value	90%	30%
Build industry leadership	110%	20%
Total corporate score			100%

2013 Management information circular    49

Share performance and NEO compensation

The following performance graph shows the cumulative return over the five-year period ended December 31, 2012 for common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. The graph and the table below show what a $100 investment made in common shares, the S&P/TSX Composite Index or the S&P/TSX Global Gold Index at the end of 2007 would be worth every year and at the end of the five-year period following the initial investment.

Total shareholder returns decreased from 2011 to 2012, and over the five year period.

	2007	2008	2009	2010	2011	2012
Kinross Gold Corp	100	123.47	106.77	104.85	64.91	54.77
S&P/TSX Composite Index	100	66.99	90.47	106.41	97.14	104.13
S&P/TSX Global Gold Index	100	104.30	110.91	140.76	117.32	101.04

Total shareholder returns for Kinross declined from 2010 to 2012. Over the same period returns on gold equities also declined as indicated by the S&P / TSX Global Gold Index performance which is generally aligned with Kinross performance.

From 2007 to 2011 NEO compensation was increased or decreased based on company operational performance, total shareholder returns and discretion by the human resource and compensation committee to reflect extraordinary events, prevailing circumstances and market conditions. NEO personnel changes also impacted total compensation.

The following are some of the ways in which compensation was aligned to total shareholder returns during this period:
●	2007-2008 - positive total shareholder returns were reflected in an above target corporate rating and in increases in NEO compensation
●	2009 - aggregate total compensation for NEOs decreased 22% (in U.S. dollars) from 2008 levels due to lower total shareholder returns and other operating performance results
●
2010 - total NEO compensation increased 18% (in U.S. dollars) when compared to 2009, due to solid company operating performance and the execution of multiple transactions that transformed the company’s growth profile. Kinross also made divestitures at significantly positive returns

●
2011 - from 2010 to 2011, the company’s share price decreased significantly. As a result, short-term incentives for all NEOs were reduced from 2010 levels by 74% and total direct compensation decreased by 20% (in both cases, based on Canadian dollars and annualized in the case of Mr. Hinze). These reductions were made to reflect the disappointing share price performance, retaining key executives and aligning with shareholder returns

50   Kinross Gold Corporation

●           2012 - in 2012, total direct compensation (excluding one-time payments) for the CEO and the NEOs was reduced. The compensation decisions that resulted in that reduction are discussed in this section.

The following charts show how total compensation of the individual in the CEO role has been impacted by and is aligned to share price performance. Total direct compensation, as well as the compensation value realized by the executive, is graphed against annual and cumulative TSR. Realized pay has declined each year since 2009, and in 2011 and 2012 was significantly less than the value granted in the same year.

The following definitions have been applied in the graphs above:
●
Total direct – granted : Base salary, short-term incentive and equity incentives valued at the accounting fair market value at time of grant (equals value which would have been reported in the summary compensation table for that year), all in CAD

●
Total direct – realized: Base salary, short-term incentive and total of the value of RSUs/RPSUs which vested in the year based on the share price at date of vest (taxable compensation value), plus the value of options exercised in that year (market value at point of exercise less the exercise price paid), all in CAD. Unvested RSUs/RPSUs and unexercised options are excluded from this calculation

●	Cumulative TSR uses the same cumulative returns as shown on the five year graph above (for Kinross shares on the TSX), excluding 2007
●	Annual TSR assumes the reinvestment of dividends, and reflects Kinross’ total shareholder returns on the TSX for each calendar year, not cumulative

Realized equity value is closely aligned to total shareholder returns over the period of 2008 – 2012.

In 2012, total NEO compensation decreased (excluding one-time payments) by 23% over 2011 reflecting operational performance results and relative total shareholder returns, the hiring of a new CEO and EVP and CFO, and the consolidation of senior leadership positions.

	Total compensation for NEOs (US$)(1)	Total compensation for NEOs excluding one-time payments (US$)(1)	Total compensation for NEOs as a % of operating earnings (US$)(2), (3)	Total compensation for NEOs as a % of total equity (US$)(3)
2012	$39,297,115	$17,605,100	3.07%	0.40%
2011	$27,973,129	$22,890,211	2.05%	0.22%
Change (2011 to 2012)	$11,323,986	($5,285,111) or 23%	1.01%	0.17%

1.
Increase in total compensation for NEOs in 2012 is primarily due to year-over-year changes in NEOs in the “Summary compensation table” and one-time payments made relating to hire/promotion (US$3,407,321) and departure costs (US$18,284,694). Excluding one-time payments, 2012 total compensation for NEOs would have been US$17,605,100, a decrease of 23% over 2011.

2013 Management information circular    51

2.
Operating earnings were negative for the years ending December 31, 2011 and 2012. For the purposes of this table, for 2011 and 2012, total compensation is shown as a percentage of operating earnings before impairment charges, with the adjustments as follows:

	2012 ($US)	2011 ($US)
Operating earnings	(2,246.6)	(1,575.5)
Add back: impairment	3,527.6	2,937.6
Operating earnings before impairment charges	1,281.6	1,362.1

3.
Determined by dividing total compensation for NEOs (including one-time payments) by the operating earnings or total equity as appropriate. For 2012, total compensation for NEOs excluding one-time payments as a percentage of operating earnings would have been 1.37%, and as a percentage of total equity, 0.18%.

52   Kinross Gold Corporation

Individual performance – Named executive officers

J. Paul Rollinson – Chief Executive Officer

Individual performance factors for the CEO are recommended by the human resource and compensation committee and approved by the board.

In 2012, Mr. Rollinson’s objectives included:
●	prior to August, executing all corporate development activities
●	transitioning to the role of CEO
●	resetting company direction with the launching of the “Way Forward” company-wide
●	re-organizing the senior leadership team for improved effectiveness and reduced costs
●	meeting with and building relationships with institutional investors and sell-side analysts
●	delivering Q3 and year-end performance results within guidance

The following table shows how Mr. Rollinson’s key accomplishments helped advance the company’s objectives this year:

Pillar	Mr. Rollinson’s key 2012 achievements
Elevate the Kinross Way	●	advanced key priorities and reinforced values of putting people first and outstanding corporate citizenship
	●	visited numerous operations and offices within the first 30 days as CEO
Deliver mine and financial performance	●	exceeded full year production guidance and met full year cost guidance
	●	established and communicated the “Way Forward” setting a strategic focus on operational performance, cost control and margin improvement
	●	exceeded target $200M in capital spending reductions by approximately $100M
Deliver future value	●	led several strategic initiatives including impairment assessments, mergers, divestitures and monetizations i.e., sale of 50% stake in Crixas
	●	made rapid transition to CEO role
	●	met all major investors (80% of identifiable shareholders) and 85% of sell-side equity research analysts, resetting expectations and establishing relationships
	●	made strategic decision to use conservative gold price assumptions in mineral reserve and resource estimates, targeting higher margin ounces with less capital intensity
	●	set strategic direction on all project resets to reduce costs and improve contribution
	●	ranked third in TSR performance among gold mining peers, despite a decrease of 13.4% in 2012
Build industry leadership	●	implemented the reorganization of the senior leadership team, reduced the number of executive positions from 8 to 6 and reduced associated costs
	●	hired a new CFO
	●	made contacts with major governments where Kinross operates i.e. senior government meetings in Russia (FIAC) and Mauritania
	●	completed company-wide performance/talent review and succession planning in fourth quarter

Based on his accomplishments in 2012, the committee approved an individual performance rating of 110% (out of a maximum possible rating of 150%) for determining Mr. Rollinson’s short-term incentive (STI) and total direct compensation (salary, STI and equity incentives). However, considering overall company and relative performance and other factors, the following decisions were made to reduce Mr. Rollinson’s recommended compensation:
●
Reduced total compensation target - Acknowledging shareholder disappointment with 2012 returns, and despite strong company operating performance, Mr. Rollinson recommended that his total compensation target for 2012 be less than company policy for successful performance. The committee considered Mr. Rollinson’s recommendation, as well as total direct compensation awards made to CEOs of Kinross’ comparator group and other factors and, after discussion with Mr. Rollinson, reduced his target total direct compensation for 2012. As a result Mr. Rollinson’s total direct compensation for 2012 was targeted at the 25th percentile of comparators, well below company policy, and his compensation reduced accordingly.

  2013 Management information circular     53

●
Zero cash bonus - Demonstrating his commitment to the long-term performance of Kinross and improving shareholder returns Mr. Rollinson recommended that in lieu of a cash bonus he receive any incentive compensation in the form of equity. After considering Mr. Rollinson’s recommendation, and with a view to further aligning Mr. Rollinson’s compensation with the company’s future performance, the committee decided to recommend that he receive incentive compensation solely in the form of equity.

Tony Giardini, Executive Vice-President and Chief Financial Officer

Mr. Giardini joined Kinross in December of 2012. His main objective was to transition rapidly into his new role, overseeing fourth quarter and year-end results, 2013 budget and guidance and year-end impairment testing. He was successful in meeting these goals and Mr. Giardini was paid a bonus based on one month of employment at target.

Brant E. Hinze, President and Chief Operating Officer

In 2012, Mr. Hinze’s objectives included:
●	maintaining industry-leading safety and environmental standards and performance
●	delivering on key milestones for all major projects
●	delivering production, cost and capital guidance from existing operations
●	combining projects and operations organizations to increase effectiveness and leading project resets
●	driving implementation of the “Way Forward” in operations and projects
●	leading disciplined capital management and capital approval processes
●	leading a successful exploration program
●	building technical bench strength and increasing number of successors for critical operations positions

The following table shows how Mr. Hinze’s key accomplishments helped advance the company’s objectives this year:

Pillar	Mr. Hinze’s key 2012 achievements
Elevate the Kinross Way	●	total medical and lost time injury rates improved across the company, however there were two fatalities
	●	maintained strong environmental controls and management – received two Notices of Violation
Deliver mine and financial performance	●	for the second consecutive year, exceeded full year production guidance and met full year cost guidance
	●	capital spending reduced and deferred by approximately $300M through rigorous capital management process
Deliver future value	●	Tasiast pre-feasibility aligned with mine plan and other key projects re-assessed
	●	Dvoinoye project on schedule and on budget
	●	successful exploration program that met all objectives including drilling results, number of sites and spending
	●	promising exploration results at Tasiast and discovery of additional mineralization at Moroshka target near Kupol and La Coipa (Pompeya)
Build industry leadership	●	consolidated projects and operations technical support, and reduced executive positions, adding more senior technical staff
	●	significant progress on the “Way Forward” reflected in 2013 guidance

54     Kinross Gold Corporation

Geoffrey P. Gold, Executive Vice-President, Corporate Development and Chief Legal Officer

In 2012, Mr. Gold’s objectives included:
●
providing legal and corporate development leadership (upon assuming corporate development responsibilities) and support for evaluation and execution of all major transactions including acquisitions, divestures and financings

●
overseeing and enhancing the company’s governance and compliance practices in all areas including continuous disclosure obligations, core policies, material litigation management and material contract review

●	leading and progressing the negotiation of exploitation and investment agreements with the Ecuadorian government
●	overseeing corporate secretarial function and providing legal leadership and support to enhance board best practices and policies

The following table shows how Mr. Gold’s key accomplishments helped advance the company’s objectives this year:

Pillar	Mr. Gold’s key 2012 accomplishments
Elevate the Kinross Way	●	legal leadership and oversight on global compliance and corporate governance
Deliver mine and financial performance	●	legal leadership and support on term loan and revolving credit facilities
	●	legal leadership and support on CEO and CFO changes and transition agreements
	●	legal leadership and support for continuous disclosure including the annual impairment assessment and disclosure process
Deliver future value	●	advanced exploitation and investment agreement negotiations for FDN
	●	legal oversight and support for evaluation and development of natural gas power options for Tasiast
	●	assumed leadership of the corporate development function
	●	legal oversight of Crixas divestiture
	●	company interface to key legal and strategic advisors
Build industry leadership	●
legal leadership and support on a variety of key governance and compliance initiatives including development and roll-out of an anti-corruption awareness and compliance initiative, Executive Compensation Recoupment Policy, Board Interlock Policy, Board Diversity Statement and Director Role profile

James Crossland, Executive Vice-President, Corporate Affairs

In 2012, Mr. Crossland’s objectives included:
●	securing all key permits and authorizations required to support project development timelines
●
leading global government relations strategy, including supporting the company’s participation in Russia’s Foreign Investment Advisory Council and overseeing discussions with the Mauritanian government to advance the Tasiast expansion project

●	establishing company-wide strategy and standards for corporate responsibility, including publishing a Global Reporting Initiative (GRI) compliant Corporate Responsibility Report
●	overseeing development and implementation of corporate communications initiatives, standards and policies
●	assuming responsibility for investor relations strategy and management

2013 Management information circular     55

The following table shows how Mr. Crossland’s key accomplishments helped advance the company’s objectives this year:

Pillar	Mr. Crossland’s key 2012 achievements
Elevate the Kinross Way	●	established corporate environmental standards and oversaw the completion of environmental audits to confirm adherence
Deliver mine and financial performance	●	continued to develop key relationships with Russian and Mauritanian governments, resulting in significant progress on key initiatives
	●	made strong progress on implementation of company-wide site responsibility plans, including completion of required audits
	●	supported key external relations initiatives in all regions
Deliver future value	●	advanced all major permits to support project development timelines in Chile, Mauritania and Ecuador
Build industry leadership	●	successfully implemented numerous corporate communication initiatives, both internally and externally
	●	reset investor relations strategy in the fourth quarter
	●	led the publication of our third Kinross Corporate Responsibility Report, which obtained an ‘A’ rating against the Global Reporting Initiative standards
	●	Kinross renamed to the Dow Jones Sustainability World and North American Indices

Individual performance multipliers for each NEO were determined based on these accomplishments. For 2012, short-term incentives (STI) were determined as outlined in the following table:

Named Executive Officer(1)	Title	Company results x 60% weight	Individual results x + 40% weight	Total performance = multiplier	2012 actual target for purposes of × calculating STI	Calculated 2012 STI = ($CAD)	Actual 2012 STI ($CAD)
J. Paul Rollinson	Chief Executive Officer	100%	110%	104%	150%	$1,872,000	0	%(2)
Brant E. Hinze	President and Chief Operating Officer	100%	110%	104%	100%	$936,000	$800,000	(3)
Geoffrey P. Gold	EVP, Corporate Development and Chief Legal Officer	100%	110%	104%	100%	$655,200	$655,200
James Crossland	EVP, Corporate Affairs	100%	105%	102%	100%	$561,000	$561,000

1.	Mr. Giardini joined Kinross on December 1, 2012 and therefore did not have full year objectives or performance rating. His short-term incentive was paid based on one month of employment at target.
2.
Mr. Rollinson recommended that in lieu of a cash bonus he receive any incentive compensation in the form of equity. After considering Mr. Rollinson’s recommendation, and with a view to further aligning Mr. Rollinson’s compensation with the company’s future performance, the committee decided to recommend that he receive incentive compensation solely in the form of equity.

3.
Mr. Hinze, in consultation with the CEO, requested that the proportion of his incentive compensation payable as a cash bonus be reduced by 15% and paid in the form of an equity grant. After taking Mr. Hinze’s request, the CEO’s recommendation and other factors into account, the committee recommended and the board approved compensation for Mr. Hinze that reflected this proposal.

These short-term incentive payouts were recommended by the human resource and compensation committee and approved by the board.

56     Kinross Gold Corporation

Key summary tables

Summary compensation table(1)

The following table provides information for the year ended December 31, 2012 regarding the annual compensation paid to or earned by the company’s CEO, the former CEO, the Chief Financial Officer, the former Chief Financial Officer, and the three other most highly compensated executive officers whose total salary and short-term incentives exceeded $150,000 for the year 2012 (the named executive officers, or NEOs).

Compensation for the NEOs is paid in Canadian dollars, and reported in the table and associated footnotes in U.S. dollars (except as otherwise noted). Compensation may vary year-over-year based on the change in currency exchange rates. See footnote 2 for Canadian dollar values.

					Non-equity incentive plan compensation
						Long-
			Share-	Option-	Annual	term
			based	based	incentive	incentive	Pension	All other	Total
Name and		Salary(3)	awards(5)	awards(6)	plans(7)	plans	value(8)	compensation(9)	compensation
principal position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	2012	836,746	3,127,544	1,563,769	0	n/a	313,781	141,932	5,983,772
Chief Executive Officer	2011	576,297	1,585,321	689,534	424,640	n/a	216,111	85,806	3,577,709
	2010	534,015	1,224,066	816,044	1,356,398	n/a	200,257	76,619	4,207,399

Tye W. Burt	2012	892,026	0	0	0	n/a	374,651	15,015,551	16,282,229
Former President &	2011	1,435,686	3,826,812	1,450,852	0	n/a	646,059	323,230	7,682,639
Chief Executive Officer(4)	2010	1,320,473	2,912,808	1,116,576	2,708,911	n/a	594,213	275,096	8,928,077

Tony Giardini	2012	51,930	602,728	301,868	152,775	n/a	15,579	0	1,124,880
Executive Vice-President
& Chief Financial Officer

Paul H. Barry	2012	603,060	0	0	0	n/a	180,918	3,802,793	4,586,770
Former Executive Vice-	2011	457,304	1,769,335	1,011,052	404,419	n/a	90,994	274,240	4,007,344
President & Chief
Financial Officer(4)
Brant E. Hinze	2012	831,301	2,248,089	1,124,038	804,080	n/a	249,390	118,540	5,375,439
President &	2011	677,401	2,333,496	1,255,720	505,523	n/a	203,220	90,361	5,065,722
Chief Operating Officer	2010	151,709	1,106,870	766,532	339,828	n/a	45,513	136,628	2,547,078

Geoffrey P. Gold	2012	572,327	1,250,666	536,000	658,541	n/a	215,470	104,842	3,337,846
Executive Vice-President,	2011	535,855	1,147,538	495,413	424,640	n/a	200,946	91,095	2,895,486
Corporate Development &	2010	495,177	921,643	614,429	1,094,245	n/a	185,693	75,631	3,386,819
Chief Legal Officer
James Crossland	2012	507,141	886,498	379,928	563,861	n/a	190,812	77,939	2,606,178
Executive Vice-President,	2011	480,247	814,904	373,076	374,087	n/a	180,093	54,483	2,276,890
Corporate Affairs	2010	461,195	720,328	480,219	790,342	n/a	172,947	40,427	2,665,458

1.
Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using the following US$exchange rate for 2012, 2011 and 2010 of CAD $1.00 rate: 2012 – 1.005100; 2011 – 1.011047; 2010 – 0.970936.

2013 Management information circular     57

2.
					Non-equity incentive
					plan compensation
						Long-
			Share-	Option-	Annual	term
			based	based	incentive	incentive	Pension	All other	Total
Name and		Salary	awards	awards	plans	plans	value	compensation	compensation
principal position	Year	(CAD$)	(CAD$)	(CAD$)	(CAD$)	(CAD$)	(CAD$)	(CAD$)	(CAD$)
J. Paul Rollinson	2012	832,500	3,111,675	1,555,834	0	n/a	312,189	141,212	5,953,411
Chief Executive Officer	2011	570,000	1,568,000	682,000	420,000	n/a	213,750	84,869	3,538,619
	2010	550,000	1,260,707	840,472	1,397,000	n/a	206,252	78,913	4,333,344

Tye W. Burt	2012	887,500	0	0	0	n/a	372,750	14,939,363	16,199,613
Former President &	2011	1,420,000	3,785,000	1,435,000	0	n/a	639,000	319,699	7,598,699
Chief Executive Officer	2010	1,360,000	3,000,000	1,150,000	2,790,000	n/a	612,000	283,330	9,195,330

Tony Giardini	2012	51,667	599,669	300,336	152,000	n/a	15,500	0	1,119,172
Executive Vice-President
& Chief Financial Officer

Paul H. Barry	2012	600,000	0	0	0	n/a	180,000	3,783,497	4,563,497
Former Executive Vice-	2011	452,308	1,750,003	1,000,005	400,000	n/a	90,000	271,244	3,963,559
President & Chief
Financial Officer
Brant E. Hinze	2012	827,083	2,236,682	1,118,335	800,000	n/a	248,125	117,939	5,348,164
President &	2011	670,000	2,308,000	1,242,000	500,000	n/a	201,000	89,374	5,010,374
Chief Operating Officer	2010	156,250	1,140,003	789,477	350,000	n/a	46,875	140,718	2,623,323

Geoffrey P. Gold	2012	569,423	1,244,320	533,280	655,200	n/a	214,377	104,310	3,320,910
Executive Vice-President,	2011	530,000	1,135,000	490,000	420,000	n/a	198,750	90,100	2,863,850
Corporate Development &	2010	510,000	949,232	632,821	1,127,000	n/a	191,252	77,895	3,488,200
Chief Legal Officer
James Crossland	2012	504,567	882,000	378,000	561,000	n/a	189,844	77,543	2,592,955
Executive Vice-President,	2011	475,000	806,000	369,000	370,000	n/a	178,125	53,888	2,252,013
Corporate Affairs	2010	475,000	741,890	494,594	814,000	n/a	178,124	41,637	2,745,245

3.
Mr. Rollinson was appointed Chief Executive Officer on August 1, 2012 and his base salary increased from CAD $570,000 to CAD $1,200,000. Mr. Hinze was promoted to President and Chief Operating Officer on August 1, 2012, and his salary was increased from CAD $775,000 to CAD $900,000. Mr. Gold was promoted to Executive Vice-President, Corporate Development and Chief Legal Officer on August 9, 2012, and his salary was increased from CAD $530,000 to CAD $630,000. Mr. Crossland was promoted to Executive Vice-President, Corporate Affairs on August 9, 2012, and his salary was increased from CAD $475,000 to CAD $550,000. Mr. Giardini was appointed Executive Vice-President and Chief Financial Officer on December 1, 2012 and his base salary is CAD $620,000.

4.	Mr. Burt departed the company on August 1, 2012, and Mr. Barry departed on December 31, 2012.

58     Kinross Gold Corporation

5.
Amounts shown represent RSUs and RPSUs granted in February of the year following the year shown as part of the annual compensation package of each NEO and valued at the date of grant. 2012 values include: for Mr. Rollinson, $477,431 in RSUs and $477,423 RPSUs received as part of his promotion grant; for Mr. Giardini, $268,364 in RSUs and $267,357 in RPSUs received as part of his on hire grant; and for Mr. Hinze, $356,819 in RSUs and $356,817 in RPSUs received as part of his promotion grant. Mr. Barry’s 2011 compensation includes $454,974 in RPSUs which he received as part of his on hire grant, and Mr. Hinze’s 2010 compensation includes $495,180 in RSUs which he received as part of his on hire grant. The grant date fair value in the “Summary compensation table” is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of RSUs and RPSUs estimated to vest. For RSUs, and for RPSUs granted prior to December 31, 2010, this fair value was determined in accordance with Canadian GAAP and based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of grant. The value shown for the RPSUs represents the fair value at the grant date based upon the probability of reaching targeted performance. For RSUs granted after December 31, 2010 and accounted for under IFRS, the fair value continues to be based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of the grant. For RPSU awards granted after December 31, 2010, in accordance with IFRS and the requirement to fair value the RPSUs, the market and non-market-based performance condition components of the RPSUs are separately fair valued in order to determine the fair value of the RPSUs as a whole. Kinross has utilized a “Monte Carlo” model to determine the fair value of the market-based performance condition component of the RPSUs, or the relative total shareholder return, because it is considered to be the most appropriate method available to fair value such stock-based compensation awards with market-based conditions. The non-market-based performance condition components of the RPSUs are valued based on the market price of the common shares on the TSX at the market close on the last trading day  immediately preceding the date of grant. Underlying assumptions used in fair valuing the RPSUs granted after December 31, 2010, and included in NEO compensation are as follows:

	Feb 19,	Sep 17,	Feb 21,	May 6,	Feb 22,
Assumption	2013	2012	2012	2011	2011
Share price (CAD$)	$8.03	$9.98	$10.87	$14.29	$16.25
Kinross beta versus the peer group	1.087	1.058	1.043	0.981	0.994
Average peer group volatility	30.7%	32.5%	35.6%	47.4%	48.5%
Kinross volatility	36.0%	37.0%	39.6%	47.6%	49.1%
Risk-free interest rate	1.21%	1.29%	1.23%	2.01%	2.26%
Fair value of RPSU (CAD$/RPSU)	$7.05	$8.09	$9.59	$12.26	$14.51

The number of units to vest can range from 0% to 150% of units granted based on company performance. The following shows the breakdown between RSUs and RPSUs granted with regard to each year:

		RSUs	RPSUs	Total
Executive	Year	(US$)	(US$)	(US$)
J. Paul Rollinson	2012	1,563,776	1,563,769	3,127,544
	2011	1,091,930	493,391	1,585,321
	2010	816,044	408,022	1,224,066
Tye W. Burt	2012	0	0	0
	2011	2,507,396	1,319,416	3,826,812
	2010	1,456,404	1,456,404	2,912,808
Tony Giardini	2012	301,867	300,861	602,728
	2011
	2010
Paul H. Barry	2012	0	0	0
	2011	808,837	960,497	1,769,335
	2010
Brant E. Hinze	2012	1,124,045	1,124,044	2,248,089
	2011	1,435,686	897,809	2,333,496
	2010	902,973	203,897	1,106,870
Geoffrey P. Gold	2012	714,666	536,000	1,250,666
	2011	793,672	353,866	1,147,538
	2010	614,429	307,215	921,644
James Crossland	2012	506,570	379,928	886,498
	2011	547,987	266,916	814,904
	2010	480,219	240,109	720,328

Grants made in February 2010 with respect to performance in 2009 which are not included in the “Summary compensation table” were valued as follows: Mr. Rollinson $893,202, Mr. Burt $2,364,326, Mr. Gold $630,494 and Mr. Crossland $630,494. For more details on these plans, including the treatment for the Restricted Share Units of any dividends payable on Common Shares, see the information under “Restricted share units” on pages 38 to 39, and “Restricted performance share units” on pages 39 to 42.

6.
Amounts shown represent the grant date fair value of the options granted in February of the year following the year shown as part of the annual compensation package of each NEO. In addition, 2012 compensation for Mr. Rollinson includes $477,424 in options received as part of his promotion grant; for Mr. Giardini $268,365 in options received as part of his on hire grant; and for Mr. Hinze $356,812 in options received as part of his promotion grant. Mr. Barry’s 2011 compensation includes $303,319 in options which he received as part of his on hire grant; and Mr. Hinze’s 2010 compensation includes $330,121 in options which he received as part of his on hire grant. Option grants made to the NEOs in February 2010 with respect to performance in 2009 which are not included in the “Summary compensation table” had the following values: Mr. Rollinson $595,458, Mr. Burt $1,576,215, Mr. Gold $420,326 and Mr. Crossland $420,326. Due to the straightforward nature of the options granted and the fact that it is a commonly used model, the Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date. The grant date fair value used in the “Summary compensation table” is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of options estimated to vest. Upon vesting, and until their expiry, the options may or may not be in the money depending on the common share price during that period at times when the executive is not restricted from trading under the company’s insider trading policy and/or applicable securities laws. Underlying assumptions used in fair valuing the options granted and included in NEO compensation are as follows:

2013 Management information circular     59

	Feb 19,	Dec 3,	Sep 17,	Feb 21,	May 6,	Feb 22,	Nov 8,	Feb 22,
Assumption	2013	2012	2012	2012	2011	2011	2010	2010
Share price (CAD$)	$8.03	$10.06	$9.98	$10.87	$14.29	$16.25	$18.82	$19.23
Expected dividend yield	1.99%	1.59%	1.60%	1.47%	0.70%	0.62%	0.53%	0.52%
Expected volatility	40.4%	40.1%	43.1%	41.8%	40.8%	38.5%	50.0%	49.9%
Risk-free interest rate	1.43%	1.25%	1.44%	1.38%	2.37%	2.63%	1.63%	1.71%
Expected option life	4.5 years	4.5 years	4.5 years	4.5 years	4.5 years	4.5 years	3.5 years	3.5 years
Fair value per stock option granted (CAD$ /option)	$2.37	$3.04	$3.24	$3.47	$4.98	$5.49	$6.88	$7.04

See the information under “Stock option plan” on pages 42 to 43 for more details.
7.
Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year. For Mr. Hinze, the 2010 figure also includes a one-time signing bonus of $97,094. Similarly, the 2012 figure for Mr. Giardini also includes a one-time signing bonus of $100,510. Additional details of each NEO’s objectives and accomplishments are provided on pages 53 to 56 of this circular. The short-term incentive plan is described on pages 36 to 37.

8.	This column includes compensatory contributions made to each NEO’s Executive Retirement Allowance Plan, as described on page 45.
9.
This column includes incremental costs to the company for perquisites provided to the NEOs, including fees paid for parking; car or car allowance (CEO and former CEO only – value calculated in accordance with rules for determining the taxable benefit); financial counseling/tax preparation services (including the cost of related taxes for each NEO); legal fees related to employment agreements; insurance premiums associated with additional life, accidental death, long-term disability and critical illness insurance; home security services (including the cost of related taxes for each NEO); club memberships; executive medical membership; a health spending account (amount made available to each executive in this account, regardless of amount actually used); benefit reimbursement plan, and in the case of Mr. Barry, relocation benefits (including flights, temporary housing, moving allowance and related taxes). Further details relating to benefits and perquisites, including the amount of perquisites over 25% of the total perquisite value for each NEO, can be found on page 44. In addition to perquisites, the figures in this column also include the value of the company match for the Employee Share Purchase Plan, as outlined on page 44, consulting fees paid to Messrs. Barry and Hize prior to their joining Kinross, and payments and amounts payable to Messrs. Burt and Barry as a result of their departures from the company, including severance, benefits, vacation pay and present value of accelerated vesting of RSUs and/or options.

60     Kinross Gold Corporation

Outstanding share-based awards and option-based awards

The following table provides details regarding the outstanding RSUs (including RPSUs) and options granted to the NEOs as of December 31, 2012:

		Option-based Awards				Share-based Awards

Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price(1) (US$)	Option expiration date(2)	Value of unexercised in-the-money options(3) (US$)	Number of shares or units of shares that have not vested(4) (#)	Market or payout value of share- based awards that have not vested(1),(5) (US$)	Market or payout value of vested share-based awards not paid out or distributed (US$)
J. Paul Rollinson	Sep 24, 2008	80,000	17.69	Sep 24, 2013	0	355,074	3,447,506	0
	Feb 23, 2009	27,906	23.86	Feb 23, 2014	0
	Feb 22, 2010	96,558	19.33	Feb 22, 2015	0
	Feb 22, 2011	152,966	16.33	Feb 22, 2018	0
	Feb 21, 2012	196,769	10.93	Feb 21, 2019	0
	Sep 17, 2012	146,384	10.03	Sep 17, 2019	0
Tye W. Burt	Feb 26, 2008	283,046	23.91	Feb 26, 2013	0	163,452	1,586,996	0
	Feb 23, 2009	269,250	23.86	Feb 23, 2014	0
	Feb 22, 2010	255,595	19.33	Feb 22, 2015	0
	Feb 22, 2011	209,301	16.33	Aug 1, 2016	0
	Feb 21, 2012	414,022	10.93	Aug 1, 2016	0
Tony Giardini	Dec 3, 2012	87,963	10.11	Dec 3, 2019	0	26,541	257,694	0

Paul H. Barry	May 6, 2011	20,067	14.36	Mar 1, 2013	0	49,854	484,044	0

Brant E. Hinze	Nov 8, 2010	49,419	18.92	Nov 8, 2015	0	348,600	3,384,650	0
	Feb 22, 2011	81,805	16.33	Feb 22, 2018	0
	Feb 21, 2012	358,339	10.93	Feb 21, 2019	0
	Sep 17, 2012	109,403	10.03	Sep 17, 2019	0
Geoffrey P. Gold	Feb 26, 2008	100,575	23.91	Feb 26, 2013	0	180,759	1,755,041	0
	Feb 23, 2009	69,299	23.86	Feb 23, 2014	0
	Feb 22, 2010	68,159	19.33	Feb 22, 2015	0
	Feb 22, 2011	115,174	16.33	Feb 22, 2018	0
	Feb 21, 2012	141,374	10.93	Feb 21, 2019	0
James Crossland	Feb 26, 2008	24,075	23.91	Feb 26, 2013	0	138,253	1,342,335	0
	Feb 23, 2009	41,730	23.86	Feb 23, 2014	0
	Aug 28, 2009	26,102	21.13	Aug 28, 2014	0
	Feb 22, 2010	68,159	19.33	Feb 22, 2015	0
	Feb 22, 2011	90,017	16.33	Feb 22, 2018	0
	Feb 21, 2012	106,463	10.93	Feb 21, 2019	0

1.	Option exercise prices and RSU values are in Canadian dollars and were converted to United States dollars for purpose of this table using the exchange rate of CAD $1.00 = 1.005100 US$.
2.
Options expire after five years for options granted prior to February 16, 2011. Options expire after seven years for options granted after February 16, 2011. Under the terms of Mr. Burt’s departure arrangements with the company, his options will expire on the later of the original expiry date and the fourth anniversary of the date of termination. Mr. Barry’s options will expire sixty days from the date of termination.

3.	Based on the common share price on the TSX on December 31, 2012 of $9.66, less the option exercise price.
4.	Number of common shares that have not vested include all outstanding RSUs and RPSUs as of December 31, 2012. The calculations assumed the vesting of all RPSU units.
5.	Based on the common share price on the TSX on December 31, 2012 of $9.66.

2013 Management information circular     61

Incentive plan awards – value vested or earned during the year

The following provides details on the value of awards vested or earned during the year ended December 31, 2012 under the short-term incentive plan and the long-term incentive plan:

Name	Option-based awards(1) – Value vested during the year (US$)	Share-based awards(2),(3) – Value vested during the year (US$)	Non-equity incentive plan compensation(3) – Value earned during the year (US$)
J. Paul Rollinson	0	391,679	0
Tye W. Burt(4)	0	2,624,952	0
Tony Giardini	0	0	52,265
Paul H. Barry	0	0	0
Brant E. Hinze	0	188,791	804,080
Geoffrey P. Gold	0	393,601	658,541
James Crossland	0	321,130	563,861

1.	Based on the common share price on the TSX on the vesting date, less the option exercise price.
2.	Based on the common share price on the TSX on the vesting date.
3.
Values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = 1.005100 US$. Value excludes signing bonuses and other non-performance related payments.

4.	Fifty-percent of Mr. Burt’s outstanding RSUs vested on his termination date, and the remainder are to vest on the first anniversary of his departure, subject to potential forfeiture.

The following table provides information relating to amounts received upon the exercise of options during the year ended December 31, 2012:

Name	Number of options exercised and sold	Grant price(1) (US$)	Share price on exercise date(1) (US$)	Value realized(1) (US$)
J. Paul Rollinson	0	n/a	n/a	0
Tye W. Burt	0	n/a	n/a	0
Tony Giardini	0	n/a	n/a	0
Paul H. Barry	0	n/a	n/a	0
Brant E. Hinze	0	n/a	n/a	0
Geoffrey P. Gold	0	n/a	n/a	0
James Crossland	0	n/a	n/a	0

1.	Values are in Canadian dollars and were converted to United States dollars for purpose of this table using the exchange rate of CAD $1.00 = 1.005100 US$.

Additional equity compensation plan information

The following table provides details of compensation plans under which equity securities of the company are authorized for issuance as of the year ended December 31, 2012 (1):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and RSUs (2),(6)	Weighted-average price of outstanding options, warrants and RSUs(3) CAD $	Number of securities remaining available for future issuance under equity compensation plans(4)(5)
Equity compensation plans approved by security holders	14,650,633	$13.15	17,181,504
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	14,650,633	$13.15	17,181,504

1.	This table does not include options and RSUs granted in early 2013 prior to the date of this circular.

62     Kinross Gold Corporation

2.	Represents the number of common shares reserved for issuance upon exercise of outstanding options (including options granted under acquired companies’ plans) and RSUs.
3.	Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 4,776,804 RSUs were outstanding as of December 31, 2012.
4.	Based on the maximum number of common shares reserved for issuance upon exercise of options under the Share Option Plan of 17,166,667 and under the Restricted Share Plan of 20,000,000.
5.	In addition, as of December 31, 2012, 1,133,144 common shares remained available for issuance under the Employee Share Purchase Plan.
6.
Includes options outstanding pursuant to plans assumed by the company in connection with acquisitions of other entities consisting of 445,124 options with a weighted average exercise price of $15.40 under the Aurelian Resources Inc. 2007 Stock Option Plan, 4,964,305 options with a weighted average exercise price of $10.32 under the Red Back Mining Inc. Incentive Stock Option Plan and 117,145 options with a weighted average exercise price of $8.21 under the Underworld Resources Inc. Stock Option Plan.

The following tables provide details of compensation plans under which equity securities of the company are authorized for issuance as of March 25, 2013:
	Share Purchase Plan		Option Plan		Assumed Stock Option		Total		Restricted Share Plan
	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares
Maximum shares issuable	5,666,666	0.496	21,166,667	1.854	11,374,404	0.997	38,207,737	3.347	20,000,000	1.752
Shares issued to date	4,533,522	0.397	5,698,881	0.499	6,013,350	0.527	16,059,192	1.407	6,713,185	0.588
Shares issuable under outstanding Awards	-----	-----	10,701,099	0.938	5,361,054	0.470	16,062,153	1.407	6,745,277	0.591
Shares available for future awards	1,133,144	0.099	4,766,687	0.418	N/A	N/A	6,086,392	0.533	6,541,538	0.573

Weighted average exercise price of all outstanding options under all plans	CAD $13.55
Weighted average remaining term of all outstanding options under all plans	2.3 years
Aggregate number of full-value awards that have not vested or earned	RSUs: 6,661,144 PSUs: 84,133

Shares for issuance

	Restricted Share Plan	Share option plan	Employee share purchase plan
Maximum number of common shares reserved for issuance, as of March 25, 2013	20,000,000	21,166,667	5,666,666
Percent of common shares outstanding (approximate)	1.752%	1.854%	0.496%
Maximum number of common shares authorized for issuance to any one insider and such insider’s associates under each plan within a one-year period	5% of the total common shares then outstanding		None
Maximum number of common shares reserved for issuance to any one person under each plan	5% of the total common shares then outstanding		None
Maximum number of common shares authorized for issuance to insiders, at any time, under all compensation arrangements of the company	10% of total common shares outstanding
Maximum number of common shares issued to insiders under all compensation arrangements of the company within a one-year period	10% of total common shares then outstanding

2013 Management information circular     63

The following table sets out the overhang, dilution and burn rate percentages in respect of options under the company’s stock option plan for the fiscal years ended 2012, 2011 and 2010 :

	2012	2011	2010
Overhang	1.36%	1.36%	1.04%
the total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding common shares of the company at the end of the fiscal year.

Dilution	0.8%	0.55%	1.35%
options issued but not exercised, expressed as a percentage of issued and outstanding common shares of the company at the end of the fiscal year.
Burn Rate	0.43%	0.18%	0.14%
the number of options issued each year, expressed as a percentage of the issued and outstanding common shares of the company at the end of the fiscal year.

Plan amendments
Restricted Share Plan
Under the terms of the Restricted Share Plan, shareholder approval is required for any amendment, modification or change that:
●
increases the number of common shares reserved for issuance under the Restricted Share Plan, except in connection with a change of control or pursuant to the provisions in the Restricted Share Plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

●	extends eligibility to participate in the Restricted Share Plan to non-employee directors;
●	permits restricted share rights to be transferred other than for normal estate settlement purposes;
●	permits awards, other than the restricted share rights, to be made under the Restricted Share Plan;
●	reduces restrictions on the restricted period for RSUs granted under this plan except in the event of death, retirement or termination of employment or upon a change of control; or
●	deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Amendments which may be made without shareholder approval include amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Share Option Plan
Under the terms of the Share Option Plan, Shareholder approval is required for any amendment, modification or change that:
●	increases the number of common shares reserved for issuance;
●
reduces the exercise price of an option except in connection with a change of control or pursuant to the provisions in the plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

●	extends the term of an option beyond the original expiry date, or permits the expiry of an option to be beyond ten years from date of grant;
●	extends eligibility to participate to non-employee directors;
●	permits stock option rights to be transferred other than for normal estate settlement purposes;
●	permits awards, other than the stock option rights, to be made under the Share Option Plan; or
●	deletes or reduces the range of amendments which require shareholder approval.

64     Kinross Gold Corporation

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Amendments which may be made without shareholder approval include amendments of a housekeeping nature, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, changes to vesting provisions, and a change to the termination provisions of an option which does not involve an extension of the term of an option beyond its original expiry date.

Share Purchase Plan
Under the terms of the Share Purchase Plan, shareholder approval is required for any amendment, modification or change that:
●
increases the number of common shares reserved for issuance under the Share Purchase Plan, except in connection with a change of control or pursuant to the provisions in the Share Purchase Plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

●	extends eligibility to participate in the Share Purchase Plan to non-employee directors,
●	permits rights under the Share Purchase Plan to be transferred other than for normal estate settlement purposes,
●	permits awards, other than the common shares, to be made under the Share Purchase Plan,
●	deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance to insiders, or issued to insiders, as a group.

Amendments which may be made without shareholder approval include amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

2013 Management information circular     65

Pension and other benefit plans – Executive retirement allowance plan

In 2004, the company adopted the Executive Retirement Allowance Plan, the terms of which are described under “Retirement Allowance” on page 45. The following is a table showing the accumulated value under the Executive Retirement Allowance plan in 2012 for each NEO (sum of elements may vary slightly due to rounding):

Name	Accumulated value at start of year(1) (US$)	Compensatory(1) (US$)	Non-compensatory(1) (US$)	Accumulated value at year end(1) (US$)
J. Paul Rollinson	693,916	313,781	18,572	1,026,269
Tye W. Burt (2)	4,077,817	374,651	60,090	0
Tony Giardini	0	15,579	0	15,579
Paul H. Barry (3)	136,692	180,918	4,806	322,416
Brant E. Hinze	253,108	249,390	8,065	510,564
Geoffrey P. Gold	1,077,301	215,470	27,376	1,320,148
James Crossland	693,256	190,812	18,055	902,123

1.	Values are in Canadian dollars and were converted to United States dollars for purpose of this table using the exchange rate of CAD $1.00 = 1.005100 US$.
2.	The accumulated value of Mr. Burt’s Executive Retirement Allowance Plan was paid in full following his departure from the company.
3.
The balance of Mr. Barry’s Executive Retirement Allowance Plan will be paid monthly in the amount of CAD $9,200 over 3 years, including interest based on the average annual yield of Government of Canada long-term bonds, in accordance with the plan.

Employment contracts

Upon hire, all executives enter into an agreement with the company relating to their employment (their employment agreement). The employment agreements set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined on page 36.

Compensation on termination of employment
Among other things, the employment agreements for each of the NEOs generally outline terms relating to termination of employment with the company. In the case of Mr. Rollinson and Mr. Hinze, the terms outlined below reflect their amended and restated employment agreements following their promotions in August 2013. Mr. Burt and Mr. Barry’s terms have not been included in this discussion as they left the organization in 2012, and their severance payments have been included in the “Summary compensation table” on page 57.

The table below outlines the compensation to NEOs in the event of termination of employment without cause by the company, or the resignation by an executive following a material or detrimental alteration of the employee’s position, a material reduction of salary or other specific adverse events for the NEO (a triggering event). The table also outlines the compensation to NEOs if the NEO’s employment is terminated or the NEO is subject to a triggering event within 18 months of the change of control of the company, which includes, among other things:
●	a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Kinross shareholders;
●	a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or
●
the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the company which may be cast to elect directors of the company or its successor.

66     Kinross Gold Corporation

Provision	Termination without cause(1)	Change of control(2)
Lump sum severance payment equal to the aggregate of:
2 times:
●     base salary, and
●     the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)
plus:
●     the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

3 times:
●     base salary, and
●     the greater of the target bonus and average paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)
plus:
●     the greater of the target bonus and average paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counseling services:	up to CAD$10,000 (up to CAD$25,000 in the case of Mr. Rollinson)	up to CAD$10,000 (up to CAD$25,000 in the case of Mr. Rollinson)
Benefits(3) and Executive Retirement Allowance (ERA) plan contribution periods:	continue for the ensuing 2 years or, alternatively, a lump sum payment in lieu of benefits, and a lump sum equal to the present value of 2 years of ERA Plan contributions	continue for 3 years or, alternatively, a lump sum in lieu of benefits, and a lump sum equal to the present value of 3 years of ERA Plan contributions
RSUs, RPSUs and options:
handled in accordance with the terms of the respective plans, except in the case of Messrs. Rollinson and Hinze, where 50% of the outstanding RSUs and options would vest immediately on termination, and the balance on the first anniversary of termination, subject to potential forfeiture(4),(5)
vest immediately and remain in effect until their normal expiry

1.
All agreements for executives hired from 2011 forward, including Mr. Giardini, include reduced provisions on termination where such termination occurs within the first six months of the date of hire. If Mr. Giardini was terminated prior to completing six months of employment, he would receive nine months’ salary, his target bonus prorated to the date of termination in respect of the final year of employment, and up to $3,000 reimbursement for legal or financial counseling services.

2.
Mr. Hinze is a U.S. taxpayer, and would be subject to U.S. Tax Code Section 280G in the case of a change of control. To protect Mr. Hinze, the company has agreed to provide for a “best after tax” approach, whereby an assessment will be done of the severance payment amount between the “safe harbor” amount provided for under Section 280G, and the payment described above which will result in the highest after tax value to the executive, and the severance payment will thus be reduced to that amount. In no case will it exceed the amount outlined above.

3.
Mr. Hinze’s employment agreement provides for him to receive continuation of his life insurance for 2 years following termination, and benefits (medical, dental and vision benefits) for him and his spouse to continue for his lifetime following his retirement, resignation or termination of employment (except for termination with cause).

4.
Due to restrictions under U.S. tax law, all RSUs granted prior to the date of Mr. Hinze’s promotion and revised agreement will vest immediately on termination; RSUs granted between the date of promotion and February 28, 2014 will vest on the first anniversary of date of termination; and for RSUs granted after February 28, 2014, 50% will vest immediately on termination and the balance on the first anniversary of termination.

5.
The RSUs and options scheduled to vest on the first anniversary may be forfeited if, prior to that vesting date, the board determines that the executive failed to act in the best interests of the company or deliberately engaged in illegal activity.

Termination of employment is always by written notice, and may be by the company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the NEOs under his employment agreement is subject to non-competition and non-solicitation covenants for a period of 12 months (except where such termination occurs in the first six months of employment, then such covenants are for three months).

Other than as described above, the company (and its subsidiaries) currently have no employment contracts in place with the NEOs, and no compensatory plans or arrangements with respect to the NEOs, that results or will result from the resignation, retirement or any other termination of such officers’ employment with the company (and its subsidiaries), from a change of control of the company (and its subsidiaries) or a change in the NEOs responsibilities following a change of control.

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Compensation on retirement or death

Type of termination	Severance	Short-term incentive	Options	RSUs	Benefits	Retirement plan
Retirement	None	Prorated incentive paid based on retirement date	Vested options must be exercised within 60 days; unvested options are forfeited	RSUs subject to a restricted period are forfeited, and those subject solely to a deferred payment date are settled for common shares	None (except for Mr. Hinze(1))	Retiring allowance payable
Death	None	Prorated incentive paid based on date of death	All unvested options vest, with lesser of 12 months and original term to exercise	All RSUs automatically settled for common shares	Health and dental benefits continue for eligible dependents for 2 years	Retiring allowance payable to surviving beneficiary or estate

1.
Mr. Hinze’s agreement provides for benefits (medical, dental and vision benefits) for himself and his spouse to continue for his lifetime following his retirement, resignation or termination of employment (except for termination with cause).

Incremental payments on termination, retirement, death and change of control
The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO still serving on and after December 31, 2012 that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed financial year.(1)

No named executive officer would receive an incremental payment or benefit in the event the named executive officer is terminated for cause or voluntarily resigns.

Name	Retirement(2) (US$)	Death(3) (US$)	Involuntary termination without cause (including constructive dismissal)(4) (US$)	Change in control(3) (US$)	Termination following change in control(5) (US$)
J. Paul Rollinson	0	58,292	7,453,646	58,292	11,133,190
Tony Giardini	0	5,665	470,387	5,665	470,387
Brant E. Hinze	794,278	62,750	5,042,135	62,750	7,120,517
Geoffrey P. Gold	0	22,584	3,829,129	22,584	5,635,997
James Crossland	0	16,648	3,344,168	16,648	4,921,572

1.
This table reflects the estimated incremental payments that are triggered under each circumstance listed in the columns above. It does not include options vested prior to termination, or accrued pension benefits under the ERA plan.

2.
Upon retirement, NEOs receive accumulated values in the ERA plan as reported under “Retirement Allowance” on page 45. Mr. Hinze’s amount reflects the present value of estimated lifetime medical benefits for himself and his spouse.

3.
RSUs, RPSUs and options vest immediately upon death and change of control. The amounts shown represent the present value of the accelerated vesting of options, RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2012 corresponding to each applicable discount period.

4.
Amounts shown include: a payment of two times base salary; two times the greater of target bonus or two-year average actual bonus; a lump sum in lieu of benefits (including the present value of estimated lifetime medical benefits for Mr. Hinze); the present value of a two year ERAP accrual; and the maximum reimbursement amount available for each executive for legal or financial counseling. The amounts for Messrs. Rollinson and Hinze also include the present value of the accelerated vesting of RSUs and options as outlined under “Compensation on termination of employment”. As Mr. Giardini had not completed six months of employment as of December 31, 2012, amounts shown represent: a payment of nine months’ salary and CAD$3,000 as a reimbursement for legal or financial counseling.

5.
Amounts shown include: a payment of three times base salary and the greater of target bonus or two-year average actual bonus; a lump sum in lieu of benefits (including the present value of estimated lifetime medical benefits for Mr. Hinze); the present value of a three year ERAP accrual; and the maximum reimbursement amount for each executive for legal or financial counseling. This is the maximum amount payable to Mr. Hinze; the actual payment made might be reduced to provide the best after tax value considering the impact of U.S. Tax Code Section 280G. All outstanding RSUs, RPSUs and options become immediately exercisable on change of control, however the amounts shown do not include the present value of the accelerated vesting of RSUs, RPSUs and options as this is noted in the previous column. As Mr. Giardini had not completed six months of employment as of December 31, 2012, amounts shown represent: a payment of nine months’ salary and CAD$3,000 as a reimbursement for legal or financial counseling.

68     Kinross Gold Corporation

Mr. Burt departed the company on August 1, 2012. Under the terms of his departure arrangements with the company, his severance benefits totalled US$14,461,736 (including the present value of the acceleration of vesting for his outstanding equity). In addition, he received reimbursement for legal services. These amounts have been included in All Other Compensation for 2012 in the “Summary compensation table” on page 57.

Mr. Barry departed as of December 31, 2012. Under the terms of his departure arrangements with the Company, it was agreed that he would receive severance benefits with a total value of US$3,436,117 (including the present value of the acceleration of vesting for his outstanding equity). In addition, he received reimbursement for legal services. These amounts have been included in All Other Compensation for 2012 in the “Summary compensation table” on page 57.

2013 Management information circular     69

Governance

Kinross and the board recognize the importance of corporate governance to the effective management of the company and to the protection of its employees and shareholders. Kinross’ approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the company are effectively managed so as to enhance shareholder value.

Regulatory compliance
The board, through its corporate governance and nominating committee, monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices and the corporate governance and nominating committee recommends to the board changes to the company’s governance practices in light of changing governance expectations, regulations and best practices.

Extensive regulatory changes have come into effect or are proposed under the rules and regulations issued by Canadian Securities Administrators, including a national policy entitled Corporate Governance Guidelines and related disclosure requirements that were adopted in 2005 (the “corporate governance guidelines”), as well as by the Securities and Exchange Commission (SEC) and the NYSE. The board will continue to review and revise the company’s governance practices in response to changing governance expectations, regulations and best practices.

Kinross’ corporate governance practices have been designed to be in line with applicable Canadian corporate governance requirements and guidelines. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian securities regulators.

Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the “NYSE standards”) are not applicable to the company, the company has corporate governance practices that are substantially compliant with the NYSE standards. Details of the company’s corporate governance practices compared to the NYSE standards are available for review on the company’s website at www.kinross.com.

Our board of directors
There are currently nine members of the board, of whom eight are independent within the meaning of the corporate governance guidelines and the NYSE standards. The independent directors hold regularly scheduled meetings (at least once every quarter) at which non-independent directors and management are not present. Mr. Rollinson is not independent as he is an officer of Kinross.

The board has appointed a chair, Mr. John Oliver. The chair of the board (also referred to as the “independent chair”) is an independent director who has been designated by the full board to assume the leadership of the board and to enhance and protect, with the corporate governance and nominating committee and the other committees of the board, the independence of the board.

The responsibilities of the independent chair are set out in a position description for the independent chair adopted by the board. These responsibilities may be delegated or shared with the corporate governance and nominating committee and/or any other independent committee of the board and include responsibilities such as:
●	chairing all meetings of directors,
●	providing leadership to the board to enhance the board’s effectiveness,
●	managing the board,
●	acting as a liaison between the board and management, and
●	representing the company to certain external groups.

A copy of the position description of the Independent chair is available upon request to the Corporate Secretary of the company.

70     Kinross Gold Corporation

The board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the company’s affairs and in light of the opportunities or risks that the company faces. The directors are kept informed of the company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The board has adopted performance schedules for the board and each of its committees. These performance schedules have been developed by the corporate governance and nominating committee as a tool to ensure:
●	the adequate scheduling of meetings for the purpose of fulfilling all duties of board and the committees as set out in their charters,
●	the fulfillment of the board and committee duties, and
●	the evaluation of the fulfillment of such duties in light of the board and committee charters.

The directors meet regularly without management to review the business operations, corporate governance and financial results of the company. In fiscal 2012, the independent directors held seventeen out of a total of eighteen meetings without members of management being present (2011: five out of a total of ten meetings).

The attendance record of each director and committee member at meetings held during the last year and the names of other reporting issuers for whom certain Kinross directors also serve as directors are set out in the table appearing under “About the nominated directors” on page 10.

Code of business conduct and ethics
As part of its commitment to maintaining the highest ethical standards, the board has adopted a code of business conduct and ethics (the Code) for its directors, officers, employees and contractors. The corporate governance and nominating committee has responsibility for monitoring compliance with the Code by ensuring that all directors, officers, employees and contractors receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported in accordance with the Code and the company’s whistleblower policy, to the chair of the corporate governance and nominating committee, the Chief Legal Officer or Vice-President & General Counsel or, as applicable, to the Senior Vice-President, Human Resources and Corporate Services.

A copy of the Code may be accessed on the company’s website at www.kinross.com or on SEDAR at www.sedar.com.

The board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the code and, in particular, the rules concerning reporting conflicts of interest. Where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The board encourages adherence to an overall culture of ethical business conduct by:
●	promoting compliance with applicable laws, rules and regulations,
●	providing guidance to directors, officers and employees to help them recognize and deal with ethical issues,
●	promoting a culture of open communication, honesty and accountability, and
●	ensuring awareness of disciplinary action for violations of ethical business conduct.

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Role of the board of directors

The board mandate has been formalized in a written charter. The board discharges its responsibilities directly and through committees of the board, currently consisting of the audit and risk committee; corporate governance and nominating committee; corporate responsibility committee; human resource and compensation committee.

The charter of the board sets out specific responsibilities, some of which include:
●	appointing the independent chair who is responsible for the leadership of the board and for specific functions to enhance the independence of the board,
●	the adoption of a strategic planning process, approval of strategic plans and monitoring performance against such plans,
●	the review and approval of corporate objectives and goals applicable to senior management of the company,
●	defining major corporate decisions requiring board approval and approving such decisions as they arise from time to time, and
●
obtaining periodic reports from management on the company’s operations including reports on security issues surrounding the company’s assets, property and employees and the relevant mechanisms that management has put in place.

Annually, the board reviews and approves a strategic plan that takes into account business opportunities and business risks consistent with Kinross’ risk appetite.

Additional functions of the board are included in its charter or have been delegated to its committees. A complete copy of the charter of the board of directors of the company is attached as Schedule I to this circular and is available upon request to the Corporate Secretary or on the company’s website at www.kinross.com.

In carrying out its mandate, the board met eighteen times in 2012 (2011: 10 times). At such meetings and pursuant to written resolutions, the board fulfilled its responsibilities by doing the following, among other things:
●	reviewed and approved financial statements,
●	obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities,
●	adopted a strategic plan proposed by management,
●	approved the 2012 budget,
●	received reports from the chair of the corporate responsibility committee regarding environmental, health and safety matters,
●
received reports from the chair of the audit and risk committee regarding financial, audit, internal control and legal matters and the implementation and operationalization of the risk management framework,

●	considered possible strategic initiatives for the company,
●	reviewed recommendations of the corporate governance and nominating committee and made certain changes to board practices,
●	received reports from the chair of the human resources and compensation committee and approved the compensation awarded to the CEO and senior executives, including the NEOs
●	reviewed and approved termination and transition arrangements for the former President and Chief Executive Officer and former Chief Financial Officer,
●	reviewed and approved payment of semi-annual dividends,
●	reviewed and approved amendments to the Shareholder Rights Plan,
●	reviewed and approved amendments to the board committee charters,
●	reviewed and approved policies for each of Compensation Recoupment, Board Diversity and Board Interlock,
●	reviewed director profiles,
●	reviewed and approved an anti-corruption awareness and compliance initiative,
●	reviewed and approved revised Delegation of Authority Policy, and

72     Kinross Gold Corporation

●	approved the transfer of the nominating function to the corporate governance committee from the human resource and compensation committee.

Position descriptions
The independent chair of the board works with the chairs of the committees of the board to assist them in carrying out their roles and responsibilities as detailed in the committee charters.

In general, committee chairs fulfill their responsibilities by doing the following, among other things:
●	reviewing and approving the agenda for each committee meeting,
●	presiding over committee meetings,
●	obtaining reports from management regarding matters relevant to their mandate, and
●	reporting to the full board and making recommendations to the board regarding matters in their committee’s areas of responsibility.

The board and the CEO engage in an ongoing dialogue regarding the board’s ongoing expectations for the CEO’s responsibilities, which include:
●	assuming the leadership of management and the day to day leadership of the company,
●	developing and recommending Kinross’ strategic plans,
●	implementing Kinross’ business and operational plans,
●	reporting regularly to the board on the overall progress of Kinross against its financial and operational objectives,
●	ensuring that Kinross’ strategic business is carried out efficiently and with integrity, and
●	communicating and liaising with investors, other stakeholders and public markets.

Assessing the board
The current practice of the board is for the independent chair of the board, with the assistance of the corporate governance and nominating committee, to make ongoing formal and informal assessments of the performance of the board, committees and individual directors. The board has a formal board evaluation process which is completed annually and consists of evaluation forms for the board, as a whole and for individual directors.

The evaluation of the board as a whole is aimed at determining the effectiveness of the board and how improvements could be made. The evaluation of individual directors is aimed at ensuring that each board member brings an adequate contribution to the board as a whole in light of its overall needs. Such evaluations are used by the independent chair and the corporate governance and nominating committee to recommend changes to board composition or board structure, as may be required from time to time.

Nominating and method of voting for directors
The corporate governance and nominating committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the board.

Among the duties under its mandate, the corporate governance and nominating committee:
●	reviews the composition of the board to ensure that an appropriate number of independent directors sit on the board,
●	maintains an evergreen list of potential nominees,
●	analyzes the needs of the board when vacancies arise,
●	ensures that an appropriate selection process for new board nominees is in place,
●	makes recommendations to the board for the election of nominees to the board,
●	continually engages in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and
●	identifies needs of the board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

In assessing the composition of the board the corporate governance and nominating committee takes into account the following considerations:

2013 Management information circular     73

●	the independence of each director,
●	the competencies and skills that the board, as a whole, should possess, and
●	the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect board dynamics.

Nominees to the board proposed for election at the meeting are elected by individual voting on each nominee to the board.

Mandatory retirement age
Effective July 1, 2005, a mandatory retirement age of 70 years old was adopted for directors first appointed after that date.

Skills and experience
The matrix below shows the board’s mix of skills and experience in areas that are important to the company’s business. The skills matrix is also used to identify those skills for which the company should recruit when making changes to its board.

Skill / area of experience	Directors with significant skills or experience
Managing or leading growth – experience driving strategic direction and leading growth of an organization	9
International – experience working in a major organization that has business in one or more international jurisdictions	7
Senior officer – experience as a CEO/COO/CFO of a publicly listed company or major organization	6
Operations – experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	7
Mining or global resource industry – experience in the mining industry, combined with a strong knowledge of market participants	5
Information technology – experience in information technology with major implementations of management systems	2
Human resources – strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	1
Investment banking/mergers & acquisitions – experience in investment banking, finance or in major mergers and acquisitions	6
Financial literacy – senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	5
Communications, investor relations, public relations and media – experience in or a strong understanding of communications, public media and investor relations	6
Corporate responsibility and sustainable development – understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	5
Government relations – experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally.	6
Governance/board – experience as a board member of a major organization	6
Legal – experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	1

In addition to the relevant skills contained in the skills matrix, the corporate governance and nominating committee takes into account the diversity of the candidates when filling board vacancies and changing its composition. Diversity (including gender, aboriginal heritage, age, geographic representation and political affiliation) plays an important role in bringing together the breadth of perspective necessary for success and enhancing board performance. The composition of the board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds. In 2012, as noted under the board’s mandate for 2012 on page 72, the board developed and approved The Board Diversity Policy to document this intent. Kinross also tracks the number of directors with significant, limited or no operations experience.

74     Kinross Gold Corporation

New director orientation and continuing education

The corporate governance and nominating committee, in conjunction with the independent chair of the board and the chief executive officer of the company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors (including board and committee charters, company policies and other materials), the business and operations of the company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors.

Continuing education helps directors keep up to date on changing governance issues and requirements, and understand issues the company faces within the context of its business. The board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.

To facilitate ongoing education of the directors, the corporate governance and nominating committee, the independent chair or the chief executive officer will, as may be necessary from time to time:
●	request that directors determine their training and education needs and interests,
●	arrange ongoing visitation by directors to the company’s facilities and operations,
●	arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the company, and
●	encourage and facilitate presentations by members of management and outside experts to the board or committees on matters of particular importance or emerging significance.

Each of the current directors is encouraged to complete a recognized director education program such as those offered by the Corporate Governance College. Kinross provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.

The following table provides details regarding various continuing education events held for, or attended by, the company’s directors during the financial year ended December 31, 2012. In addition to these, the directors receive regular updates from management on matters of particular importance or emerging significance.

2013 Management information circular     75

Date	Topic	Presented/Hosted by	Attended by
January, 2012	Presentation on the disclosure requirements for Mineral Reserve and Mineral Resource reporting and the company’s related processes and methodology	Kinross Gold Corporation (Robert Henderson, Vice- President, Technical Services and Qualified Person for Mineral Reserve and Mineral Resource reporting)	John A. Brough Tye W. Burt John A. Carrington John M.H. Huxley Kenneth C. Irving John A. Keyes Catherine McLeod-Seltzer George F. Michals John E. Oliver Terence C.W. Reid
February, 2012	Presentation on Current Corporate Governance Issues	Osler, Hoskin & Harcourt LLP	John K. Carrington John M.H. Huxley Kenneth C. Irving John A. Keyes George F. Michals
February, 2012	Presentation on anti- corruption practices	Kinross Gold Corporation (Geoff Gold, Executive Vice- President, Corporate Development and Chief Legal Officer)	John A. Carrington John M.H. Huxley Kenneth C. Irving John A. Keyes John E. Oliver
February, 2012	Presentation on procedural summary under Kinross’ whistleblower policy	Kinross Gold Corporation (Nicholas Hayduk, Vice President and General Counsel)	John A. Carrington John M.H. Huxley Kenneth C. Irving John A. Keyes John E. Oliver
February, 2012	Presentation on reporting requirementst under the Dodd Frank Wall Street reform and consumer protection act.	Kinross Gold Corporation (Nicholas Hayduk, Vice President and General Counsel)	John A. Carrington John M.H. Huxley Kenneth C. Irving John A. Keyes John E. Oliver
March, 2012	International Convention, Tradeshow & Investors Exchange	Prospectors and Developers Association of Canada	Catherine McLeod-Seltzer
March, 2012	Global Metals & Mining Conference	BMO Capital Markets	John A. Brough Catherine McLeod-Seltzer
June, 2012	Think Again Conference	TED Global	Kenneth C. Irving
August, 2012	Presentation on 43-101 Standards of Disclosure for Mineral Projects within Canada	Kinross Gold Corporation (James Fowler, Vice- President, Technical Services and Qualified Person for Mineral Reserve and Mineral Resource Reporting)	John A. Brough John K. Carrington John M.H. Huxley John A. Keyes Terence C.W. Reid
August, 2012	Presentation on “Guiding Principles for Business and Human Rights” adopted by the United Nations in June, 2011	Business for Social Responsibility (Aron Cramer, President and CEO)	John A. Keyes John K. Carrington Kenneth C. Irving Catherine McLeod-Seltzer Terence C.W. Reid
September, 2012	Denver Gold Forum	Denver Gold Group	John A. Brough Catherine McLeod-Seltzer
September, 2012	Annual Mining Conference	Bank of America Merrill Lynch	John A. Brough
November, 2012	Economic Update	CIBC	John A. Brough
November, 2012	Financial reporting developments for the mining industry	Ernst & Young	John A. Brough
November, 2012	Presentation on Insurance Trends	Marsh (Canada) Limited	John A. Brough John M.H. Huxley Terence C.W. Reid

76   Kinross Gold Corporation

Board committees

Audit and risk committee

The audit and risk committee is composed of three independent directors who are financially literate (as such term is defined in National Instrument 52-110) and at least one member, Mr. Brough, is an audit committee financial expert in accordance with the NYSE standards and SEC requirements. The audit and risk committee has a written charter setting out its responsibilities.

Generally, the audit and risk committee is responsible for overseeing:
●     the integrity of Kinross’ financial statements,
●     the independent auditors’ qualifications and independence,
●     the performance of the internal audit functions, and
●     the process for identifying and managing business risks.

The committee monitors Kinross’ financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full board on financial reporting and controls matters. The committee
●     reviews the principal risks of Kinross’ business and operations, and any other circumstances and events that could have a significant impact on the company’s assets and stakeholders,
●     assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risks, and
●     reviews all insurance coverage and disclosure of respecting oversight of management of principal business and operational risks.

In carrying out its mandate, the audit and risk committee met six (6) times in 2012 (2011: 5 meetings). The committee fulfilled its mandate by doing the following, among other things:
●     reviewed and recommended for approval financial statements, management’s discussion and analysis and financial press releases,
●     obtained treasury reports on cash flows, gold sales and borrowing matters,
●     met with the internal audit function with and without management being present,
●     met with the external auditors with and without management being present,
●     met with management separately,
●     approved audit engagements,
●     obtained reports from the external auditors regarding internal controls,
●     reported to the full board on financial, audit and internal control matters,
●     reviewed reports regarding Kinross’ risk management activities including the operationalization of the enterprise risk management system,
●     reviewed, recommended and approved matters related to the transition to IFRS reporting obligations,
●     received updates on material claims (actual contingent or potential) and material legislative changes,
●     reviewed and recommended for approval a revised charter, and
●      reviewed and recommended for approval a revised Delegation of Authority Policy.

Additional information regarding the company’s audit and risk committee is contained in the company’s annual information form (AIF) under the heading Audit and risk committee and a copy of the audit and risk committee charter is attached to the AIF as Schedule A. The AIF is filed annually, on or about March 31, on SEDAR at www.sedar.com. A copy of the charter is also available upon request to the Corporate Secretary and on the company’s website at www.kinross.com.

2013 Management information circular    77

Corporate governance and nominating committee

The corporate governance and nominating committee (formerly the corporate governance committee) of the company is composed entirely of independent directors. The mandate of the corporate governance and nominating committee has been formalized in its written charter. The committee’s  mandate continues to include responsibility for developing the company’s approach to matters of corporate governance.  In 2012, responsibility for identifying and proposing new qualified nominees to the full board and for assessing directors on an on-going basis and to review and make recommendations to the board as to all such matters was transferred to the corporate governance and nominating committee from the human resources and compensation committee.

Generally, the committee’s  mandate includes:

●     assisting the independent chair in carrying out his responsibilities,
●     annually reviewing the board and committee charters,
●     recommending procedures to enable the board to meet on a regular basis without management,
●     adopting procedures to ensure that the board can conduct its work effectively and efficiently,
●     receiving periodic reports on compliance of core policies,
●     reporting to the full board on corporate governance matters,
●     reviewing the composition of the board to ensure that an appropriate number of independent directors sit on the board,
●     maintaining an evergreen list of potential nominees,
●      analyzing the needs of the board when vacancies arise,
●     overseeing that an appropriate selection process for new board nominees is in place,
●     making recommendations to the board for the election of nominees to the board,
●     continually engaging in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and
●     identifying needs of the board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

The corporate governance and nominating committee maintains an evergreen list of potential candidates for appointment to the board and a skills matrix to identify skills for recruitment when making changes to the board (see “Skills and experience” on page 74).

In carrying out its mandate, the corporate governance and nominating committee met five (5) times in 2012 (2011: 5 meetings). The committee fulfilled its responsibilities by doing the following, among other things:
●     reviewed the completed board self-evaluation forms, individual director evaluation forms and the evaluation forms of the independent chair and the chief executive officer,
●     provided feedback to the full board regarding the above evaluations,
●     assessed the company’s directors and officers liability insurance needs,
●     reviewed and made recommendations to revise the board and committee charters,
●     reviewed and made a recommendation to approve a board diversity policy,
●     reviewed and made a recommendation to approve a compensation recoupment policy,
●     reviewed and made a recommendation to approve a board interlock policy,
●     reviewed external corporate governance surveys and improvements that could be made to Kinross’ practices,
●     received reports on and considered the company’s compliance practices and whistleblower reports, and
●     conducted a 360 degree peer review as per previously approved processes. Each director completed evaluation forms, respecting their peers, forms were collected and reviewed by the independent chair and the chairman of the corporate governance and nominating committee. The results were communicated to the corporate governance and nominating committee by its chairman and to the entire board by the Independent chair.

78   Kinross Gold Corporation

A copy of the corporate governance and nominating committee charter is available upon request to the  Corporate Secretary and on the company’s website at www.kinross.com.

Corporate responsibility committee

The mandate of the corporate responsibility committee, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally. This includes:
●     providing advice to assist management in achieving the objectives set out in the Kinross Environmental Policy and Framework,
●     monitoring its effectiveness,
●     discussing with management any necessary improvements to such policy and its framework of implementation, and
●     assisting management in implementing and maintaining appropriate health, safety and corporate responsibility programs obtaining periodic reports on such programs.

In carrying out its mandate, the corporate responsibility committee met four (4) times during 2012 (2011: 4 meetings). The committee fulfilled its mandate by obtaining, among other things:
●     periodic reports from management on health and safety matters and environmental compliance reports,
●     regular updates on reclamation matters,
●     periodic updates on major project permitting activities,
●     periodic updates on legislative and regulatory matters, and on the implementation of the company’s corporate responsibility strategy, and
●     reviewed and made a recommendation to approve a revised charter.

In addition to the above, the corporate responsibility committee provided feedback and advice to management regarding these matters and reported to the full board on environmental, health, safety, project permitting and corporate responsibility matters related to the company’s operations and activities.

A copy of the corporate responsibility committee charter is available upon request to the Corporate Secretary and on the company’s website at www.kinross.com.

Human resource and compensation committee

The human resource and compensation committee (formerly the human resources, compensation and nominating committee), which is composed entirely of independent directors, is responsible for making recommendations to the board on all matters relating to the compensation of the officers, directors and employees of the company.

For the purpose of its mandate, the human resource and compensation committee reviews all aspects of compensation paid to management, directors and employees of other mining companies to ensure the company’s compensation programs are competitive so that the company will be in a position to attract, motivate and retain high calibre individuals.

In 2012, the human resource and compensation committee engaged Mercer to provide it support in determining compensation for the company’s senior executive officers and directors during the most recently completed financial year (see “Independent advice”, page 24). Determinations made by the committee, however, also reflect factors and considerations other than the information provided by Mercer.

The human resource and compensation committee annually reviews succession plans for the CEO and senior leadership team. Internal and external candidates are identified and the development plans of internal successors are reviewed by the committee. Development plans and progress of internal candidates are reviewed by the CEO and senior management regularly. The board becomes familiar with candidates for CEO and senior executive positions through presentations and annual joint management and board planning sessions.  The mandate of the human resource and compensation committee has been formalized in a written charter.

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In carrying out its mandate, the human resource and compensation committee met eight (8) times in 2012 (2011: 6 meetings).

In fulfilling its mandate in 2012 with respect to total compensation, the human resource and compensation committee:
●     reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year,
●     reviewed the existing compensation model including the philosophy, methodology and program design,
●     examined the comparator groups and approved changes as discussed on page 29,
●     reviewed long-term incentive plan program attributes including mix of restricted share units, options and restricted performance share units versus the comparator group and the TSX 60, as discussed on page 31,
●     “Stress tested” executive compensation programs to understand the range of possible outcomes under current plans and as a result of current equity holdings,
●     reviewed compensation programs to satisfy itself that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud,
●     reviewed employment contract terms for all senior executives,
●     reviewed succession plans for the CEO and senior leadership team, as well as other critical senior management positions,  reviewed  internal and external candidates identified for each position,
●     reviewed and recommended all compensation matters as it related to the senior executives including employment offers, promotions and severance arrangements,
●     compared Kinross’ performance relative to the comparator group and benchmarks,
●     completed an assessment of performance results relative to the strategic plan of the company and the annual Four Point Plan,
●     reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the CEO and other members of the senior leadership team and monitored and evaluated the performance of the CEO and other members of the senior leadership team,
●     recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the board for approval,
●     continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters, and
●     reviewed and recommended for approval its revised charter.

A copy of the human resource and compensation committee charter is available upon request to the Corporate Secretary and on the company’s website at www.kinross.com.

Special committee
This committee assists management and the board on matters of strategic planning and acquisition activities. The committee was dissolved by the directors in May 2012 and met 4 times in 2012 prior to its dissolution.

80   Kinross Gold Corporation

Other information

About shareholder engagement

Kinross is committed to engaging in constructive and meaningful communication with its shareholders and other stakeholders. Kinross communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences. Kinross holds a quarterly earnings call which is open to all. Kinross has also adopted a formal shareholder engagement policy which is available on request to the Corporate Secretary or on the company’s website at www.kinross.com.

Feedback to the board of directors

Shareholders may communicate comments directly to the board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, 15th Floor, Toronto, Ontario, M5J 2V5.  All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Independent chair. Alternatively, the Independent chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).

Interest of certain persons in matters to be acted upon

No (a) director or executive officer of the company who has held such position at any time since January 1, 2012, (b) proposed nominee for election as a director of the company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

Interest of informed persons in material transactions

Since January 1, 2012, no informed person of the company, nominee for election as a director of the company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the company or its subsidiaries.

Indebtedness of directors and officers

To the knowledge of the company, as at March 25, 2013 there was no outstanding indebtedness to the company or its subsidiaries incurred by directors, officers or employees, or former directors, executive officers or employees of the company and its subsidiaries in connection with the purchase of securities of the company or its subsidiaries, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the company or its subsidiaries. In addition, the company does not grant personal loans to its directors and executive officers, as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.

Additional information

Additional information relating to the company can be found under its profile on SEDAR at www.sedar.com and on the company’s web site at www.kinross.com.  Financial information is provided in the company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2012 which accompany this circular and can also be found on SEDAR at www.sedar.com. Shareholders may also contact the Vice-President, Investor Relations of the company by phone at (416) 365-3390 or by e-mail at tom.elliott@kinross.com to request copies of these documents.

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Appendices

CHARTER OF THE BOARD OF DIRECTORS

I.	Purpose

Kinross’ Board of Directors is ultimately responsible for the stewardship of, and the supervision and coaching of the management of, the business and affairs of Kinross and must act in the best interests of Kinross. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resources and Compensation Committee, Corporate Responsibility Committee and Corporate Governance and Nominating Committee. The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.	Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time. In addition at least (a) three of the independent directors shall be “independent directors” in accordance with applicable legal requirements for service on an audit committee and (b) three of the independent directors shall satisfy applicable legal requirements for service as an independent director on a compensation committee. A copy of the independence requirements is reproduced in Schedule “A” attached hereto.

III.	Responsibilities

The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:

	■	Reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form.

	■	Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

■
Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

■
The assignment to committees of directors of the general responsibility for developing Kinross’ approach to: (i) corporate governance issues, (ii) nomination of board members; (iii) financial reporting and internal controls; (iv) environmental compliance; (v) health and safety compliance; (vi) risk management; and (vii) issues relating to compensation of officers and employees.

■
Succession planning, including the selection,appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross’ operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

	■	With the assistance of the Board:

		-	Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings.

		-	Reviewing succession plans for the CEO and other executive officers.

	■	With the assistance of the Corporate Governance and Nominating Committee:

		-	Developing Kinross’ approach to corporate governance.

		-	Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.

	-	Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.

	-	Overseeing an appropriate selection process for new nominees to the Board of Directors is in place.

-
Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Corporate Governance and Nominating Committee.

-
The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

■	With the assistance of the Audit and Risk Committee:

-
Reviewing the integrity of Kinross’ internal control and management information systems. Overseeing compliance with laws and regulations, audit and accounting principles and Kinross’ own governing documents.

	-	Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

	-	Assessing the independence of the auditors.

	-	Identification of the principal financial and controls risks facing Kinross and review of management’s systems and practices for managing these risks.

	-	Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.

-
Without limitation to the Board of Directors’ overall responsibility to oversee the management of the principal business risks, the identification of the principal business risks (including political risks) facing Kinross (other than environmental and health and safety risks reviewed by the Corporate Responsibility Committee) and review of management’s systems and processes for managing such risks.

■	With the assistance of the Corporate Responsibility Committee:

	-	Supervising the development and implementation of policies and practices of Kinross relating to safety, health, responsible environmental stewardship and positive community relationships.

	-	Supervising management’s performance on safety, health, environmental stewardship and corporate responsibility.

■	With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross’ shareholders and other stakeholders.

■	Approving securities compliance policies, including communications policies, of Kinross and reviewing these policies at least annually.

■
Overseeing the accurate reporting of Kinross’ financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

■
The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit and Risk Committee and monitoring performance against the plan.

■	The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

■	Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

■
Obtaining periodic reports from management on Kinross’ operations including, but without limitation, reports on security issues surrounding Kinross’ assets (property and employees) and the protection mechanisms that management has in place.

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■
Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross’ management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross’ website.

■ Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross’ constating documents and by-laws.

IV.	Miscellaneous

1.	The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.

2.	The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

3.
The Board shall provide contact information on the website of Kinross of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.

84     Kinross Gold Corporation

SCHEDULE A

Independence Requirements of National Instrument 52-110 – Audit Committees (“NI 52-110”)

A member of the Board shall be considered “independent” if he or she has no direct or indirect material relationship with the company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment.

The following individuals are considered to have a material relationship with the company:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the company;

(c)	an individual who:

(i) is a partner of a firm that is the company’s internal or external auditor; (ii) is an employee of that firm; or
(iii) was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of a firm that is the company’s internal or external auditor;

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the company received, more than $75,000 in direct compensation from the company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for audit committee purposes, any individual who:

(a)
has a relationship with the company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any subsidiary entity of the company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(b)	is an affiliated entity of the company or any of its subsidiary entities,

is deemed to have a material relationship with the company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the company or any subsidiary entity of the company.

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Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company) that may interfere with the exercise of his or her independence from management and the company.

In addition:

(a) A director who is an employee, or whose immediate family member is an executive officer, of the company is not independent until three years after the end of such employment relationships.

(b)
A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

(c)
A director who is (i) a current partner or employee of the company’s internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the company’s audit during that time or (iii) whose immediate family member is a current partner of the company’s auditor, a current employee of the auditor and personally works on the company’s audit or was within the last three years a partner or employee of the auditor and personally worked on the company’s audit during that time is not “independent”.

(d)
A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

(e)
A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

Exceptions to Independence Requirements of NI 52-110 for Audit Committee Members

Every audit committee member must be independent, subject to certain exceptions provided in NI 52-110 relating to: (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of a member; and (iv) the occurrence of certain exceptional circumstances.

86     Kinross Gold Corporation

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-851-3217

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

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